Exhibit 99.1

February 6, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for the Year ending

December 31, 2012

Below please find an announcement from Citycon Oyj. (a subsidiary of Gazit-Globe Ltd. of which it holds approximately 49% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding its annual 2012 financial results, as published on February 6, 2013 in Finland.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Citycon in Brief

Citycon focuses on the shopping centre business in the Nordic and Baltic countries. The company’s shopping centres are actively managed and developed by the company’s professional personnel, working locally. In the Nordic countries, the company is a pioneer in its adherence to the principles of sustainable development in its shopping centre operations. Citycon strives to enhance the commercial appeal of its properties, taking into account the specific characteristics of each property’s catchment area such as purchasing power, competition and consumer demand. The ultimate goal is to create rental premises generating added value to tenants and customers.

At the end of 2012, Citycon owned 37 shopping centres and 40 other retail properties. In addition, the company managed and leased two shopping centres it did not own. Of the shopping centres owned by Citycon, 23 were in Finland, nine in Sweden, four in the Baltic region and one (acquired in summer 2012) in Denmark.

Contents

Summary of the Fourth Quarter of 2012 Compared with the Previous Quarter
Summary of 2012 Compared with 2011
Key Figures
CEO’s Comment
Key Events
Events after the Financial Year
Future Outlook
Business Environment
Short-Term Risks and Uncertainties
Property Portfolio
Financial Performance
Balance Sheet and Financing
Cash Flow Statement
Financial Performance of Business Units
Finland
Sweden
Baltic Countries and New Markets
Environmental Responsibility
Governance
EPRA Key Performance Measures
Condensed Consolidated Financial Statements 1 January–31 December 2012, IFRS
Notes to Condensed Consolidated Financial Statements

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Citycon Oyj’s Financial Results for 1 January–31 December 2012

In 2012, Citycon refinanced a large part of the bank loans it had maturing in 2013 and 2014. During the summer, the company expanded into Denmark and agreed on the acquisition of the Kista Galleria shopping centre in Stockholm, Sweden, together with the Canada Pension Plan Investment Board (CPPIB).

Rental development was positive, with like-for-like net rental income growing by 4.9 per cent.

Summary of the Fourth Quarter of 2012 Compared with the Previous Quarter

•	Turnover grew to EUR 62.1 million (Q3/2012: 60.9 million).

•	Net rental income decreased by EUR 0.5 million or 1.3 per cent to EUR 42.1 million (EUR 42.6 million), mostly due to higher property operating expenses reflecting common seasonal variations.

•	EPRA operating profit decreased by EUR 3.1 million or 8.3 per cent to EUR 34.2 million (EUR 37.3 million), mostly due to EUR 2.5 million higher administrative expenses, of which EUR 0.9 million were one-off restructuring costs.

•	The EPRA Earnings per share (EPRA EPS) decreased to EUR 0.049 (EUR 0.062) also due to higher number of shares resulting from the rights issue executed in October 2012. The EPRA figures do not include items outside of direct business operations, such as changes in the fair value of investment properties.

•	Fair value gain of investment properties came to EUR 3.8 million (13.8 million). The fair value of investment properties totalled EUR 2,714.2 million (EUR 2,695.5 million), and their average net yield requirement was 6.3 per cent (6.3%) .

Summary of 2012 Compared with 2011

Citycon fulfilled the financial targets it had announced for 2012. On the publication of its Q3 interim report, the company revised some of its targets, announcing that it expected a growth in turnover by EUR 16–21 million, a growth in EPRA operating profit by EUR 14–19 million, and a growth in its EPRA earnings by EUR 6–11 million in 2012 as compared to 2011, and forecast an EPRA EPS of EUR 0.195 –0.215. The outcomes were that in 2012, turnover grew by EUR 22.2 million compared to 2011. The timing of tenant specific projects in Baltic Countries, in particular, resulted in a higher turnover than what the company expected in its third quarter report. The general circumstances and environment related to turnover development did not change. The EPRA operating profit grew by EUR 18.3 million and the EPRA earnings by EUR 10.6 million, and the EPRA EPS was EUR 0.214.

•	The Board of Directors proposes a per-share dividend of EUR 0.04 (EUR 0.04) and a return of equity from invested unrestricted equity fund of EUR 0.11 (EUR 0.11) per share.

•	Turnover grew to EUR 239.2 million (2011: 217.1 million).

•	Net rental income increased by EUR 17.7 million or 12.3 per cent to EUR 162.0 million (EUR 144.3 million). The completion of development projects and the acquisitions of shopping centres Kristiine, Högdalen Centrum, Arabia and Albertslund had a positive impact of EUR 13.4 million on net rental income.

•	Net rental income from like-for-like properties increased by EUR 5.5 million or 4.9 per cent, excluding the impact of the strengthened Swedish krona.

•	Earnings per share came to EUR 0.26 (EUR 0.05) .

•	The direct operating result per share (EPRA EPS, basic) increased to EUR 0.214 (EUR 0.197) .

•	Net cash flow from operating activities per share reduced to EUR 0.21 (EUR 0.25) due to timing differences and exceptional items.

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Key Figures

IFRS based key figures	Q4/2012	Q4/2011	Q3/2012	2012	2011	Change % 1)
Turnover, EUR million	62.1	56.0	60.9	239.2	217.1	10.2%
Net rental income, EUR million	42.1	37.3	42.6	162.0	144.3	12.3%
Profit/loss attributable to parent company shareholders, EUR million	20.4	-5.4	30.2	77.2	13.0	495.7%
Earnings per share (basic), EUR 2)	0.06	-0.02	0.10	0.26	0.05	438.9%
Net cash from operating activities per share, EUR 2)	0.04	0.04	0.05	0.21	0.25	-16.2%

Fair value of investment properties, EUR million			2,695.5	2,714.2	2,522.1	7.6%
Equity ratio, %			34.8	37.8	36.0	4.7%

EPRA based key figures	Q4/2012	Q4/2011	Q3/2012	2012	2011	Change% 1)
EPRA operating profit, EUR million	34.2	28.9	37.3	135.7	117.4	15.5%
% of turnover	55.1%	51.6%	61.3%	56.7%	54.1%	4.8%
EPRA Earnings, EUR million	16.2	12.5	17.8	63.9	53.3	20.0%
EPRA Earnings per share (basic), EUR 2)	0.049	0.043	0.062	0.214	0.197	8.5%
EPRA NAV per share, EUR			3.71	3.49	3.62	-3.7%
EPRA NNNAV per share, EUR			3.24	3.08	3.29	-6.4%

1)	Change-% is calculated from exact figures and refers to the change between 2012 and 2011.
2)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue initiated executed in October 2012.

CEO’s Comment

Comments on 2012 from Marcel Kokkeel, CEO:

“For Citycon, the key focus in 2012 has been to improve earnings and quality of cash flows.

This has meant sound operational improvements, identifying and working on redevelopment potential and carrying through selective acquisitions. We have broadened our portfolio geographically to Denmark by acquiring Albertslund Centrum in Copenhagen in July and strengthened our market position considerably in Sweden by acquiring Kista Galleria in Stockholm (closed in January 2013). The acquisition of Kista Galleria balances the weight of Citycon’s different business areas in the company’s property portfolio in accordance with its growth strategy. Another key rationale for the acquisition is to further improve the retail space offering and to better serve retailers with a wider supply of quality shopping centres.

Citycon’s strategy also includes investing in shopping centres with joint venture partners. The co-operation with the global and respected joint venture partner CPPIB is another example of executing this strategy. Half of the Kista Galleria acquisition is financed together with CPPIB with a stand-alone asset backed loan agreement. A share issue is currently under planning.

In 2012, the company’s like-for-like net rental income grew by 4.9 per cent. In accordance with our strategy, we managed to attract new international tenants like Debenhams from the UK and the Italian Furla.

Last year, we achieved to cut administrative expenses and the efficiency program continues with higher targets for 2013; the cost savings target relating to administrative expenses for 2013 is to save up to EUR 5 million compared to 2012 level.

We successfully refinanced practically all of the loans maturing in 2013, expanded our financing sources to the bond markets and further strengthened our balance sheet in October by a rights issue. After the acquisition of Kista Galleria, the company started planning another rights issue mainly to finance the acquisition as well as to strengthen the balance sheet.

Citycon turns 25 years in 2013. The year will be characterized with strengthening the Citycon quality brand and profile towards shareholders, tenants, customers and all other stakeholders. We believe that the power of the local shopping centre brand should be combined with the strength and knowledge of Citycon as a Nordic industry leader.”

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Key Events in 2012

Financial position

In May, the company issued a EUR 150 million unsecured domestic bond. The bond has a five-year maturity, maturing on 11 May 2017. It carries a fixed annual interest at the rate of 4.25 per cent.

On 4 September, Citycon signed a EUR 360 million long-term unsecured credit facility agreement with a group of Nordic banks. The facility consists of a bullet term loan of EUR 190 million and a EUR 170 million revolving credit facility. The average loan period is five years. This was used to pay off a EUR 332 syndicated term loan which was maturing in August 2013, in advance, on 30 November.

On 7 September, based on authorisation granted by the AGM of 21 March, the Citycon Board of Directors decided on a EUR 90.7 million share issue based on the shareholders’ pre-emptive subscription rights. A total of 49,032,002 new shares were offered for subscription at a price of EUR 1.85 per share. The share subscription period was 17 September–1 October. All the offered shares were subscribed in the share offering. The issued shares represented around 17.6 per cent of all the shares and votes in the company before the issue and around 15.0 per cent after it. The new shares were entered in the Trade Register on 8 October.

During the year, Citycon continued the buyback and cancellation of capital convertible bonds issued on 2 August 2006. At the year-end there were 796 bonds issued under the convertible bonds outstanding, giving the right to subscribe a maximum of 9,827,160 Citycon shares. As a result of the cancellation, the maximum increase in Citycon’s share capital on the basis of the convertible bonds decreased to EUR 13,266,666.

Leasing operations

The economic occupancy rate of the shopping centres was 96.8 per cent (97.1%) . The economic occupancy rate of the whole property portfolio was 95.7 per cent (95.5%).

In late September, Citycon made a lease agreement with British department store Debenhams. The chain will open its first Esto-nian store in Citycon’s Rocca al Mare in autumn 2013.

Citycon also agreed with Hennes & Mauritz concerning the opening of two stores in Tallinn, in order to launch the chain on the Estonian market. The stores will open at the latest in autumn 2013.

Acquisitions and divestments

On 19 December, Citycon and the Canada Pension Plan Investment Board published an agreement concerning the acquisition of Kista Galleria in Stockholm for approximately SEK 4.6 billion (calculated with the closing date’s exchange rate approx. EUR 530 million) from DNB Livsforsikring ASA. Under the terms of the transaction, the shopping centre will be owned 50 per cent by Citycon and 50 per cent by CPPIB. The acquisition was completed on 17 January 2013. Citycon expects a first-year net rental yield of around 5.5 per cent. The shopping centre’s gross leasable area is approximately 90,000 sq. m. Of this, approximately 60,000 sq.m consists of commercial property, while the other 30,000 sq.m comprises a hotel, student accommodation, health care facilities and municipal services. The shopping centre has an annual footfall of around 18.1 million and annual sales of around EUR 280 million. This is one of the biggest acquisitions in Citycon’s history.

On 1 November, Citycon acquired 30 per cent of shopping centre Stenungstorg located in the Stenungsund municipality north of Gothenburg, Sweden for approximately SEK 126 million (approx. EUR 14.7 million) from KF Fastigheter AB. Citycon acquired the 70 percent share of the shopping centre in 2006 and then KF Fastigheter AB remained as a minority shareholder.

On 2 August, the company sold all the shares in Drabanten bostäder AB in Sweden for approximately SEK 50.0 million (approx. EUR 5.6 million) to Bostadsrättsföreningen Stinsen 107-111. The sold company owns 47 apartments at Tumba Centrum in the municipality of Botkyrka in Sweden, with a total leasable area of around 3,600 sq.m.

On 2 July, Citycon acquired the Citytalo property in Oulu, Finland, for EUR 13.5 million from a local parish union and private owners. The property is situated in the heart of the city, adjacent to shopping centre Galleria, also owned by Citycon. Citytalo has a total leasable area of approximately 2,800 sq.m. The premises are fully leased, with Clas Ohlson, Gina Tricot and DinSko as anchor tenants. The planned extension and redevelopment project of shopping centre Galleria was the main reason for acquiring the Citytalo property.

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Also on 2 July, Citycon acquired a further 25 per cent share in shopping centre Strömpilen and of the Länken retail property both located in Umeå, Sweden, for approximately SEK 121 million (approx. EUR 13.8 million) from Balticgruppen AB. Citycon had previously acquired a 75 per cent holding in the property in June 2007, at which time the seller, Balticgruppen AB, stayed on as a minority shareholder with a 25 per cent holding. According to the original agreement, the minority shareholder had the right to sell its share in the property to Citycon within a certain period. The July 2012 deal was based on this right. The sale price was set in the original agreement and was in line with the property’s current fair value. After the deal, Citycon owned 100 per cent of shopping centre Strömpilen and the Länken retail property.

On 16 May, Citycon agreed to sell all of its shares in Jakobsberg Bostäder 3 AB in Sweden for approximately SEK 90.0 million (approx. EUR 10.0 million) to Lärjungen Lägenheter 18 AB, which is in turn owned by Akelius Lägenheter AB. The deal was closed on 2 July 2012. The sold company owns 129 apartments at Jakobsberg Centrum in the municipality of Jarfälla in Sweden, with a total leasable area of around 9,800 sq.m. Citycon realised a capital gain of around EUR 2.9 million on this sale.

On 7 June, Citycon signed an agreement to buy shopping centre Albertslund Centrum in Greater Copenhagen, Denmark, from the municipality of Albertslund for DKK 181 million (approx. EUR 24 million). The deal was closed on 2 July. This was the company’s first investment in Denmark. At the year-end the shopping centre had a leasable area of approximately 14,700 sq.m. The agreement also entailed the purchase of a grocery store extension by Citycon in 2014, when the project is completed. The extension will increase the leasable area to around 20,000 sq.m. At the time of the transaction, the shopping centre’s economic occupancy rate is 97.5 per cent. More information on the acquisition can be found in the stock exchange release dated 7 June 2012.

In April, the company acquired shopping centre Arabia in Helsinki from the Tapiola Group for EUR 19.5 million. Arabia is located some 4 km north-east of the city centre, on a plot owned by the City of Helsinki. The centre’s gross leasable area is approximately 14,000 sq.m, of which 12,900 sq.m are retail premises. At the time of the transaction, the shopping centre contained more than 30 shops and had an occupancy rate of 93.0 per cent. More information on the acquisition can be found in the stock exchange release dated 4 April 2012.

Also in April, the company acquired the remaining minority shares in shopping centre Koskikeskus in Tampere, Finland, by buying out 41.7 per cent of the shares in MREC Kiinteistö Oy Tampereen Koskenranta in Tampere, Finland, one of the MREC’s of Koskikeskus, for EUR 7.8 million. The seller was one of the property companies involved in Koskikeskus. After the deal, the company owned 100 per cent of the shopping centre, which will facilitated the smooth completion of an on-going redevelopment project.

During the year, the company sold off two non-core properties in Finland and two non-core properties and two residential portfolios in Sweden.

(Re)development Projects

The redevelopment of shopping centre Koskikeskus was the company’s biggest on-going project. The estimated gross value of the investment was roughly EUR 37.9 million. The project was completed in time for Christmas sales, with the opening taking place according to plan on 15 December. The shopping centre’s gross leasable area after the project is approximately 34,300 sq.m. Koskikeskus remained open throughout the redevelopment.

The renovation of Åkermyntan Centrum in Sweden was delayed due to a delay in negotiations with existing tenants. The project is expected to be finalized in the first half of 2013.

In May, fully let shopping centre Magistral in Tallinn reopened after an eight-month renovation and extension project. The centre’s leasable area increased by 2,200 sq.m to 11,700 sq.m.

The final phase of the development of Myllypuron Ostari in Helsinki was completed in May.

Reorganisations and other events

The Baltic Operations unit was renamed the Baltic Countries and New Business unit. In addition to the previous shopping centres in the Baltic region, this unit now encompasses Albertslund Centrum in Denmark.

On 11 July, Marko Juhokas was appointed VP of Finnish Operations and member of the Corporate Management Committee. Juhokas started in his new job on 16 July. Michael Schönach, VP of Finnish Operations and member of the Corporate Management Committee, left the company on 15 May. Nils Styf was appointed Citycon’s Chief Investment Officer and a member of the Corporate Management Committee in April, and started in June.

On 12 December, collaborative negotiations were initiated in the Finnish Operations unit for the purpose of agreeing on reorgani-sation, including possible personnel reductions. In a press release the company estimated a maximum reduction of 14 man-years in Finland, as well as some significant changes in job descriptions or other working conditions. The employee negotiations involved some 60 Finnish Operations employees. They were concluded on 30 January 2013.

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On 18 December, the company announced some changes in its management and its cost-saving targets. The new objective for 2013 was a reduction in administrative expenses by around EUR 5 million compared to 2012. Harri Holmström, formerly Senior Vice President, Group Leasing and Baltic Countries and New Businesses, who has been with the company for eight years, was appointed Chief Operating Officer. After Holmström’s transfer, the Baltic and Danish operations were led by Mati Pops, Commercial Director Baltic Operations. Marko Juhokas, VP of Finnish Operations, continued in his post but left the Corporate Management Committee with the committee’s reorganisation on 18 December.

As of 19 December, the members of the Citycon Corporate Management Committee were: Marcel Kokkeel, CEO, Eero Sihvonen, Executive Vice President and CFO, Anu Tuomola, General Counsel, Harri Holmström, COO, and Nils Styf, CIO.

At its annual conference, the European Public Real Estate Association (EPRA), representing listed real estate companies, acclaimed Citycon’s Annual and Sustainability Report 2011 as one of the best in the industry. This was the third consecutive year in which Citycon received the EPRA Gold Award for its financial reporting. The company also won gold in the new Sustainability BPR category.

Citycon adjusted its corporate structure on 1 April. The restructuring entailed Citycon’s Finnish real estate operations being transferred to two new holding companies: Citycon Finland Oy and Etelä-Suomen Kauppakiinteistöt Oy. As a consequence, these two holding companies own, manage and maintain Citycon’s Finnish properties. The changes had no impact on the group’s other operations.

Events after the Financial Year

Citycon and CPPIB signed a property-secured loan worth SEK 2.29 billion (approx. EUR 265 million) to finance a shopping centre investment on 14 January 2013. The loan collateral is the Kista Galleria property. The loan has a five-year maturity and was granted by Skandinaviska Enskilda Banken AB (publ) (acting as transaction coordinator), Swedbank AB and Aareal Bank AG.

The deal made by Citycon Oyj and CPPIB on 19 December concerning the acquisition of Kista Galleria in Stockholm from DNB Livsforsikring ASA for approximately EUR 530 million was closed on 17 January 2013. Under the terms of the transaction, the shopping centre will be owned 50 per cent by Citycon and 50 per cent by CPPIB.

The shareholders of Citycon Oyj were invited to an Extraordinary General Meeting to be held on Wednesday, 6 February 2013 at 2.00 p.m. The Board of Directors proposes that the Extraordinary General Meeting would resolve on authorising the Board of Directors to decide on issuance of new shares for consideration. Citycon decided to begin preparations for a rights issue of a maximum of 125,000,000 new shares pursuant to the shareholders’ pre-emptive subscription right. In addition to financing the acquisition of Kista Galleria shopping centre in Stockholm, which was announced on 19 December 2012, the proceeds from the Offering are intended to strengthen the company’s balance sheet, finance the Company’s strategy and for general corporate purposes.

On 30 January 2013, Citycon announced that the statutory collaborative negotiations in the Finnish Business Unit concerning reorganization of business operations were concluded. As a result of the negotiations, Citycon will reduce a total of 10 employees from its Finnish Business unit. It was estimated when the process started that a maximum of 14 employees would possibly be reduced. A cluster organization model will be taken into use in all of Citycon’s operating countries. In the cluster organizational model shopping centres will be combined to form entities which are led by commercial directors.

Future Outlook

Citycon continues to focus on increasing both its net cash flow from operating activities and its direct operating profit. In order to implement this strategy, the company will pursue value-added activities, selective acquisitions and proactive asset management.

The initiation of planned (re)development projects will be carefully evaluated against strict pre-leasing criteria. The company will continue selling off non-core properties to improve its investment portfolio and strengthen its balance sheet, and further refining its properties’ sales strategies in order to maximise their value through proactive management and leasing.

In 2013 Citycon expects to continue producing a stable cash flow and to increase its turnover by EUR 5–20 million compared to 2012. It also predicts a growth in EPRA operating profit by EUR 5–20 million based on the current property portfolio (including recent acquisitions and disposals). Citycon expects its EPRA earnings to increase by EUR 15–30 million over the previous year. Based on the existing number of shares the EPRA EPS is expected to be EUR 0.22–0.26. These estimates are based on (re)development projects already completed and to be completed, on the prevailing level of inflation and on the euro-krona exchange rate. Properties taken offline for planned development projects will reduce net rental income during the year.

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In the outlook, Citycon has assumed Kista Galleria to be consolidated with the equity method meaning that Citycon’s share (50%) out of the net profit of Kista Galleria shopping centre is recorded as share of result in jointly controlled entities in the statement of comprehensive income. In the statement of financial position, Citycon’s share of Kista Galleria is reported within the line called Investment in jointly controlled entities.

Business Environment

Generally speaking, 2012 was a year of financial uncertainty, although positive developments were observed in the form of a growth in the retail trade in Citycon’s operating markets. Uncertainty increased during the year due to the worsening Eurozone debt crisis.

Retail sales growth and the inflation rate are key drivers for Citycon’s business and have a direct impact on rents from business premises. Almost all of the company’s leases are tied to the consumer price index. A significant number of leases also feature a turnover-linked component. Consumer prices continued to rise during the year in all of Citycon’s operating countries. In December, the annual inflation rate was 2.4 per cent in Finland, -0.1 per cent in Sweden, 3.9 per cent in Estonia and 2.8 per cent in Lithuania.

(Sources: Statistics Finland, Statistics Sweden, Statistics Estonia, Statistic Lithuania)

Consumer confidence in their own financial situation was positive in the Nordic countries, but negative during the whole year in the Baltic region. The economic uncertainty and general weak news affected consumer confidence in each of the Nordic countries, where the positive trend turned in the summer and confidence declined in the final months of the year. In December, consumer confidence was restored in Finland and Denmark to the positive figures of the start of the year, but fell close to zero in Sweden. (Eurostat)

Retail sales growth and the inflation rate are key drivers for Citycon’s business, having an impact on rents from business premises. Retail sales grew in both Finland and Sweden. The total retail sales growth rate in 2012 was 4.4 per cent in Finland and 2.3 per cent in Sweden compared to 2011. In January – November 2012 compared to the previous year’s corresponding period retail sales grew by 7.0 per cent in Estonia and 4.8 per cent in Lithuania. (Statistics Finland, Statistics Sweden, Statistics Estonia, Statistics Lithuania).

Unemployment adjusted for seasonal variation was below the EU average (10.7%) in Finland, Sweden and Denmark: at the end of December, seasonally adjusted unemployment was 7.7 per cent in Finland, 8.1 per cent in Sweden and 7.9 per cent in Denmark. Unemployment remained high in Estonia and Lithuania but, in contrast to the Nordic region, was falling, being 9.5 per cent in Estonia and 12.5 per cent in Lithuania at the end of October. (Eurostat)

The Europe-wide instability of the financial market continued to affect the availability and cost of funding.

Property market

Demand for investment has remained stable in the Finnish property investment market but the scant supply of prime assets has limited transactional activities. During 2012 retail investment volume exceeded low levels of 2011 ending up to EUR 400 million. The forecast for 2013 does not indicate any big changes in the market. Shopping centre prime yields have remained stable but the secondary yields are facing upward pressure. As a consequence of relatively strong development in retail sales, retail rents have also kept rising, although such increases have been concentrated in the very best locations only.

In Sweden the retail property transaction volume (SEK 13.4 billion) for the year 2012 was clearly lower than in the previous year (SEK 16.1 billion). Investors’ interest is strong for retail properties which have a good location, strong tenants and low vacancy rates. However, retail properties which do not meet some or all of these criteria will be more difficult to sell. Prime yields for shopping centres have generally remained stable since mid-2011 but prime yields for retail warehouse parks increased in the last quarter of 2012.

In Estonia retail sales development has been strong which encourages demand for retail space, especially in Tallinn downtown areas and professionally managed modern shopping centres. Vacancy rates in shopping centres are close to zero and rents have increased along with inflation. Also the retail property investment market has picked up and retail yields have dropped below 8 per cent. Also in Lithuania retail investment market is recovering and investor demand is forecasted to decrease yield requirements.

(Source: Jones Lang LaSalle Finland Oy)

Tenants’ sales and footfall in Citycon’s shopping centres

During the year, total sales in Citycon’s shopping centres grew by 6 per cent and the footfall increased by 3 per cent year on year. There was sales growth in all of the company’s countries of operation: 5 per cent in Finland, 5 per cent in Sweden and 14 per cent in the Baltic Countries and New Business. Footfall increased by 2 per cent in Finland, 6 per cent in Sweden and 6 per cent in the Baltic Countries and New Business. Positive developments in sales and footfall are mainly attributable to (re)development projects com- pleted during recent years. Like-for-like shopping centre sales grew by 4 per cent and footfall by 2 per cent. There are estimates included in the sales and footfall figures.

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Short-Term Risks and Uncertainties

Citycon’s Board of Directors considers the company’s major short-term risks and uncertainties to be associated with economic development in the company’s operating regions, which affects demand, vacancy rates and market rents in retail premises. In addition, key near-term risks include rising financial expenses due to higher loan margins, reduced availability of debt financing and the fair value development of properties in uncertain economic conditions.

Although the financial crisis’ effects on both rent levels for retail premises and occupancy rates have so far been minor in City-con’s operating areas, demand for retail premises, reduction of vacancy rates and lower market rent levels pose challenges in a sluggish economic environment. Economic trends, particularly those impacting consumer confidence and behaviour, inevitably affect demand for retail premises. The instability of the Eurozone has continued in 2012, which has made forecasting financial growth difficult. Risks to economic growth are still present and in conditions of weak economic growth, rental levels of retail premises typically fall, leasing of new premises is more difficult, and vacancy rates rise.

Implementation of Citycon’s growth strategy requires new financing, which means that risks associated with the availability and cost of financing are of fundamental importance to the company. The Nordic banks’ willingness to lend money to real estate companies continues to be moderate, so the availability of financing is limited and loan margins have remained at a high level. In the future, tightening regulation of the banking and insurance sectors (Basel III and Solvency II regulations) is likely to support the elevated costs of debt financing, and to limit the availability of long-term bank loans. This will probably raise the cost of Citycon’s new loan financing. So far this change in margins has been mitigated by reduced underlying base rates and Citycon’s active financing policy. Over the next few years, Citycon will have to refinance loan agreements that were signed at low margins before the financial crisis, and consequently, the margins on these loans will rise which will push Citycon’s average interest rate upwards in the future. The EUR 360 million credit facility agreement signed with Nordic banks in September decreased the refinancing risk for 2013 considerably. The facility enables the refinancing of the material bank loans due in 2012 and 2013.

The company is actively seeking to diversify its funding sources, as demonstrated by the EUR 150 million domestic bond issue in May, in order to mitigate the risks related to bank financing, but there are no guarantees that such alternative funding sources would be available in the future at cost efficient prices.

The fair value development of investment properties continues to be characterised by high uncertainty caused by the harsh economic conditions. Several factors affect the fair value of the investment properties owned by Citycon, such as general and local economic development, interest rate levels, foreseeable inflation, the market rent trend, vacancy rates, property investors’ yield requirements and the competitive environment. This uncertainty is reflected most strongly on retail properties that are located outside major cities, or which are otherwise less attractive, because investor demand is currently not focused on these properties, and banks are not particularly keen to offer financing for such projects. Yet, at the same time, the fair value of the best shopping centres, which attract investor interest in uncertain conditions, remained stable or even increased during 2012.

The company’s short-term risks and uncertainties, as well as its risk management and risk management principles, are discussed in more depth at www.citycon.com/riskmanagement, on pages 43-46 of the Financial Statements for 2012, and on pages 50-51 of the upcoming Annual Report for 2012.

Property Portfolio

Citycon’s strategy is to focus on high-quality shopping centres in the Nordic and Baltic regions. The company looks for growth through new shopping centre acquisitions and the redevelopment and expansion of existing shopping centres.

At the year-end, the fair value of the company’s entire property portfolio was EUR 2,714.2 million (EUR 2,522.1 million), comprising 37 (36) shopping centres and 41 (44) other properties. Of the shopping centres, 23 (23) were in Finland, nine (9) in Sweden, three (3) in Estonia, one (1) in Lithuania and one (0) in Denmark.

Citycon’s reported gross capital expenditure (including acquisitions) during the year totalled EUR 161.7 million (EUR 216.7 million). Of this figure, new property acquisitions accounted for EUR 58.8 million (EUR 138.9 million), agreed purchase price adjustments related to property acquisitions concluded earlier accounted for EUR 0.0 million (EUR 1.1 million), acquisitions of jointly controlled entities for EUR 0.0 million (EUR 0.3 million), property development for EUR 101.6 million (EUR 75.0 million) and other investments EUR 1.4 million (EUR 1.4 million).

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Capital expenditure during the period totalled EUR 119.9 million (EUR 62.5 million) in Finland, EUR 18.1 million (EUR 45.5 million) in Sweden and EUR 23.0 million (EUR 108.1 million) in the Baltic countries and Denmark. The company’s headquarters accounted for EUR 0.7 million (EUR 0.6 million) of capital expenditure. The company made divestments totalling EUR 26.4 million (EUR 18.1 million), from which a total of EUR 4.2 million (EUR 0.3 million) was recorded as capital gains (including taxes).

Acquisitions

During the period under review, Citycon acquired:

•	Shopping centre Arabia in Helsinki for EUR 19.5 million in April.

•	41.7 per cent of shares in Kiinteistö Oy Tampereen Koskenranta in Tampere, Finland, for EUR 7.8 million in April.

•	Citytalo property in Oulu, Finland, for EUR 13.5 million from a local parish union and private owners in July.

•	25 per cent of shares in shopping centre Strömpilen in Umeå, Sweden, and of the Länken retail property owned by Strömpilen, for around SEK 121 million (approx. EUR 13.8 million) from Balticgruppen AB in July.

•	Shopping centre Albertslund Centrum in Greater Copenhagen, Denmark, from the municipality of Albertslund for DKK 181 million (approx. EUR 24 million) in July, entailing entry into a new market.

•	30 per cent of shopping centre Stenungstorg located in the Stenungsund municipality north of Gothenburg, Sweden for approxi- mately SEK 126 million (approx. EUR 14.7 million) from KF Fastigheter AB.

•	Agreement to acquire Kista Galleria in Stockholm together with CPPIB for around EUR 530 million (approx. SEK 4.6 billion). The deal was closed on 17 January 2013 and thus did not affect figures for 2012.

Through these acquisitions, the company increased its leasable area by a total of 35,900 sq.m.

Divestments

During the period under review:

•	Sale of retail property Landvetter in Härryda municipality near Gothenburg, Sweden, for approximately SEK 50.5 million (approx. EUR 5.5 million) in January.

•	Sale of retail property Floda near Gothenburg, Sweden, for approximately SEK 84.2 million (approx. EUR 9.4 million) in March.

•	Sale of shopping centre Valtari in Kouvola, Finland, for EUR 1.3 million in March.

•	Sale of all the shares in Jakobsberg Bostäder 3 AB in Sweden for approximately SEK 90.0 million (approx. EUR 10.0 million) to Lärjungen Lägenheter 18 AB (owned by Akelius Lägenheter AB) in May.

•	Sale of 31.3 per cent holding in Kiinteistö Oy Valtakatu 5-7 property company in Valkeakoski, Finland, for EUR 0.1 million in June.

•	Sale of all the shares in Drabanten bostäder AB property company in Sweden for approximately SEK 50.0 million (approx. EUR 5.6 million) to Bostadsrättsföreningen Stinsen 107-111 in August.

Through these divestments, the company decreased its leasable area by a total of 38,650 sq. m. Since publishing its updated strategy in July 2011, the company has divested itself of eight non-core properties for a total value of around EUR 38 million.

(Re)development projects

Citycon is pursuing a long-term increase in the footfall, cash flow and efficiency of its retail properties, as well as in the return on its investment in the properties. The purpose of the company’s development activities is to keep its shopping centres competitive for both customers and tenants. In the short term, redevelopment projects weaken returns from some properties, as some retail premises may have to be temporarily vacated for refurbishment, affecting rental income. Citycon aims to complete its construction projects in phases in order to secure continuous cash flow.

At the year-end, the company had one redevelopment project under way at Åkermyntan Centrum in Stockholm. The project was delayed due to some delays in negotiations with existing tenants and the project is expected to be finalized in the first half of 2013.

During the year, the redevelopment of Koskikeskus in Tampere, the roof top expansion of Iso Omena in Espoo, the renovation of Magistral in Tallinn and the development of Myllypuro in Helsinki were completed, all within the planned schedule. No new (re)devel-opment projects were started during the period.

The enclosed table lists the most significant (re)development projects in progress at the year end and completed in 2011 and 2012. Further information on completed and planned development projects can be found on the company’s website and in the upcoming Annual Report for 2012.

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(Re)development Projects Completed in 2011 and 2012 and in Progress on 31 December 2012 1)

	Location	Project area before and after, sq.m.	Estimated total project investment (EUR million)	Actual gross capital investments by 31 December 2012 (EUR million)		Completion
		8 500
Åkermyntan	Stockholm, Sweden	10 100	6.9	6.7		Q2/2013
		27 700
Koskikeskus	Tampere, Finland	28 600	37.9	40.5		completed 2012
		60 600
Iso Omena	Espoo, Finland	63 000	7.6	7.5		completed 2012
		7 700
Myllypuro	Helsinki, Finland	7 300	21.3	21,3	2)	completed 2012
		9 500
Magistral	Tallinn, Estonia	11 900	7.0	7.0		completed 2012
		20 000
Åkersberga Centrum	Österåker, Sweden	27 500	53.2	53.2		completed 2011
		3 800
Martinlaakso	Vantaa, Finland	7 400	22.9	24,4	3)	completed 2011
		11 000
Hansa (Trio)	Lahti, Finland	11 000	8.0	7.0		completed 2011
		8 400
Myyrmanni	Vantaa, Finland	8 400	6.5	6.5		completed 2011
	Kirkkonummi,	5 000
Kirkkonummen Liikekeskus	Finland	4 000	4.0	3.7		completed 2011

1)	Calculated at the end of period exchange rates.
2)	The compensation of EUR 5.9 million and its tax impact received from the City of Helsinki has been deducted from the actual gross investments.
3)	The estimated investment in the Martinlaakso development project was exceeded by EUR 1.5 million due to larger than planned commercial look and tenant fitout works.

Financial Performance

The figures presented below are for the period January–December 2012 and the figures in brackets are the reference figures for 2011, unless otherwise indicated.

Turnover

The company’s turnover consists mainly of rental income from retail properties, and utility and service charge income. Turnover came to EUR 239.2 million (EUR 217.1 million). Turnover grew by EUR 22.2 million, or 10.2 per cent. Completed or partly completed redevelopment projects, such as Martinlaakson Ostari, Koskikeskus, Myllypuron Ostari, Myyrmanni, Åkersberga Centrum and Magistral, accounted for EUR 8.3 million of turnover growth, and acquisitions accounted for EUR 11.1 million. Divestments decreased turnover by EUR 4.6 million (see divestments in 2012 under paragraph Property Portfolio; sales of apartments in Sweden in 2011 are included in the reference period’s divestment portfolio). Like-for-like properties contributed to turnover growth by EUR 5.3 million. (Also see the table Net Rental Income and Turnover by Segment and Property Portfolio.)

Turnover from like-for-like properties increased thanks to indexations and higher rental levels in shopping centres. Temporary rental rebates of like-for-like properties decreased to EUR 1.5 million (EUR 1.9 million).

At the year-end, Citycon had a total of 3,846 (3,955) leases. The leasable area increased by 0.6 per cent to 1.000,270 square metres. Increase in the leasable area is due to acquisitions and completion of re-development projects offset by divested non-core properties. The average remaining length of the lease portfolio was 3.5 (3.4) years. The average rent increased from EUR 19.7/sq. m. to EUR 20.7/sq. m. thanks to redevelopment projects and divestments as well as index increments. Economic occupancy rate was 95.7 per cent (95.5%). During the preceding twelve months, the rolling twelve-month occupancy cost ratio for like-for-like shopping centre properties was 8.9 per cent.

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Lease portfolio summary

	Q4/2012	Q4/2011	Q3/2012	2012	2011	Change-%
Number of properties			78	78	80	-2.5%
Gross leasable area, sq.m.			998,170	1,000,270	994,730	0.6%
Annualised potential rental value, EUR million 1)			243.1	245.9	228.5	7.6%

Average rent (EUR/sq.m.)			20.8	20.7	19.7	5.1%
Number of leases started during the period	195	228	140	792	782	1.3%
Total area of leases started, sq.m. 2)	40,257	49,370	23,685	141,167	177,006	-20.2%
Average rent of leases started (EUR/sq.m.) 2)	22.0	19.8	22.5	20.5	19.7	4.1%
Number of leases ended during the period	153	284	328	1,064	877	21.3%
Total area of leases ended, sq.m. 2)	29,728	53,143	34,366	149,972	186,120	-19.4%
Average rent of leases ended (EUR/sq.m.) 2)	24.6	17.2	16.8	18.6	18.1	2.8%

Occupancy rate at end of the period (economic), %			95.4	95.7	95.5	—
Average remaining length of lease portfolio at the end of the period, year			3.4	3.5	3.4	2.9%

Net rental yield, % 3)			6.3	6.4	6.0	—
Net rental yield, like-for-like properties, %			6.3	6.4	6.1	—

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the lots for development projects.

Property operating expenses

Property operating expenses consist of maintenance costs relating to real estate properties, such as electricity, heating, cleaning and repairs. Property operating expenses rose by EUR 4.2 million, i.e. 5.9 per cent from EUR 71.6 million to EUR 75.8 million. Completed (re)development projects and acquisitions increased property operating expenses, while divestments decreased them. Like-for-like property operating expenses increased only by EUR 0.1 million. Increase was hindered by lower repair and energy costs. Winter in 2012 was milder than in 2011, except for February and December and summer in 2012 was cooler than in 2011. The consumption of energy has decreased also due to Citycon’s internal cost efficiency programme.

Other expenses from leasing operations

Other expenses from leasing operations, consisting of tenant improvements and credit losses, totalled EUR 1.4 million (EUR 1.2 million). This increase in expenses was mainly due to higher credit losses in Swedish operations.

Net rental income

Citycon’s net rental income was EUR 162.0 million (EUR 144.3 million). Net rental income increased by EUR 17.7 million or 12.3 per cent. Redevelopment projects such as Martinlaakson Ostari, Koskikeskus, Myllypuron Ostari, Myyrmanni, Åkersberga Centrum and Magistral increased net rental income by EUR 5.8 million, while the acquisitions of the Kristiine, Högdalen Centrum, Arabia and Albertslund shopping centres increased net rental income by EUR 7.5 million. Divestments reduced net rental income by EUR 2.3 million. Like-for-like net rental income grew by EUR 5.5 million, or 4.9 per cent, mainly thanks to a clear increase in net rental income from shopping centres, up 6.0 per cent offset by a net rental decrease from supermarkets and shops by 0.6 per cent. The positive net rental income development in the shopping centres was mainly due to positive performance in Liljeholmstorget Galleria, Rocca al Mare, Iso Omena and Jakobsberg Centrum. The negative net rental income development in the like-for-like portfolio of supermarkets and shops was mainly due to two supermarket and shop properties in Finland and one in Sweden.

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The net rental yield of Citycon’s property portfolio was 6.4 per cent (6.0%) and improved in all countries of operation due to increased net rental income.

The following table presents like-for-like net rental income growth by segment. Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under redevelopment or extension and undeveloped lots. 61.8 per cent of like-for-like properties are located in Finland, measured in terms of net rental income.

Net Rental Income and Turnover by Segment and Property Portfolio

Net rental income by segments and portfolios			Baltic Countries			Turnover by portfolios
EUR million	Finland	Sweden	and New Business	Other	Total	Citycon total
2010	86.7	28.7	11.8	0.0	127.2	195.9
Acquisitions	0.1	0.8	6.0	—	7.0	10.3
(Re)development projects	4.2	1.4	-0.3	—	5.3	6.5
Divestments	0.1	-0.9	—	—	-0.8	-1.8
Like-for-like properties	-0.7	3.8	0.9	—	4.0	3.2
Other (incl. exchange rate diff.)	-0.1	1.6	0.1	0.0	1.6	3.0
2011	90.5	35.4	18.4	0.0	144.3	217.1
Acquisitions	1.5	1.4	4.6	—	7.5	11.1
(Re)developments projects	4.6	0.6	0.6	—	5.8	8.3
Divestments	-0.5	-1.7	—	—	-2.3	-4.6
Like-for-like properties	2.2	2.3	1.1	—	5.5	5.3
Other (incl. exchange rate diff.)	0.0	1.2	-0.1	0.0	1.1	1.8
2012	98.2	39.2	24.6	0.0	162.0	239.2

Administrative expenses

Administrative expenses totalled EUR 26.5 million (EUR 27.7 million). This represented a decrease of EUR 1.2 million, or 4.3 per cent, mainly due to savings in marketing expenses and other administrative items (EUR 0.8 million) as well as lower restructuring costs (EUR 0.4 million). Administrative expenses in the fourth quarter in 2012 were EUR 2.5 million higher than in the third quarter in 2012, mainly due to higher restructuring costs.

At the end of December, Citycon Group employed a total of 129 (136) persons, of whom 86 (90) worked in Finland, 32 (35) in Sweden, 12 (10) in the Baltic countries and 1 (1) in the Netherlands.

Net fair value gains on investment properties

Net fair value gains on investment properties totalled EUR 23.6 million (losses of EUR -35.3 million). The fair value gain of the shopping centres amounted to EUR 35.0 million offset by a fair value loss of EUR 11.5 million in the supermarket and shop properties. The fair value loss in supermarkets and shops was mainly due to somewhat lower market rent estimates. The company recorded a total value increase of EUR 54.4 million (EUR 39.8 million) and a total value decrease of EUR 30.8 million (EUR 75.1 million). On 31 December 2012, the average net yield requirement defined by Jones Lang LaSalle Finland Oy for Citycon’s entire property portfolio was 6.3 per cent (30 September 2012: 6.3%) . The net yield requirement for properties in Finland, Sweden and the Baltic countries and New Business was 6.2 per cent, 6.0 per cent and 7.7 per cent, respectively.

The average market rent used for the valuation rose to EUR 25.1/sq. m. up from EUR 23.8/sq. m. Jones Lang LaSalle Finland Oy’s Valuation Statement for the year-end can be found on the corporate website at www.citycon.com/valuation.

Net gains on sale of investment properties

Net gains on the sale of investment properties totalled EUR 4.2 million (EUR 0.3 million) (cf. Property Portfolio).

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Operating profit

Operating profit came to EUR 163.4 million (EUR 81.8 million), seeing growth thanks to increased net rental income, positive fair value changes and higher gains on sale of investment properties.

Net financial expenses

Net financial expenses increased by EUR 5.7 million to EUR 68.1 million (EUR 62.4 million). This increase was mainly attributable to increased interest expenses as a result of higher interest-bearing debt on average during the year, higher loan interest margins and a stronger SEK. In addition there was one-off book losses arising from convertible bond buy-backs, and write downs of arrangement fees related to debt refinancing. The year-to-date weighted average interest rate for interest-bearing debt increased compared to the previous year, being 4.07 per cent (4.03%), due to a rise in credit margins as a consequence of refinancing activites. At the year-end, the weighted average interest rate, including interest rate swaps, increased to 4.25 per cent (4.07%) as a result of higher credit margins.

Share of profit of jointly controlled entities

The share of profit of jointly controlled entities totalled EUR 0.2 million (EUR 0.3 million) and represents Citycon’s share of the profit of Espagalleria Oy.

Income taxes

Income tax expenses for the year amounted to EUR 7.8 million (benefit of EUR 1.6 million). The increase in income tax expenses was primarily due to deferred tax expenses of EUR 6.4 million resulting from fair value gains on investment properties in 2012 compared to deferred tax income of EUR 2.5 million resulting from fair value losses on investment properties in the corresponding period of 2011. Current tax for the period was EUR 1.4 million (EUR 0.9 million).

Profit for the period

Profit for the period came to EUR 87.7 million (EUR 21.3 million). This increase was mainly due to the higher operating profit resulting from higher net rental income and positive fair value changes offset by higher financial expenses.

Statement of Financial Position and Financing

Investment properties

At the year-end, the fair value of the company’s property portfolio totalled EUR 2,714.2 million (EUR 2,522.1 million), with Finnish properties accounting for 61.1 per cent (61.4%), Swedish properties for 27.2 per cent (27.6%) and Baltic and New Business properties for 11.6 per cent (11.0%).

The fair value of investment properties increased by EUR 192.1 million from the end of 2011 (31 December 2011: EUR 2,522.1 million) because of gross capital expenditure of EUR 160.3 million, offset by divestments totalling EUR 1.4 million (see Property Portfolio) and by EUR 17.2 million due to the transfer of certain residential units in the Swedish shopping centres, which were disposed during Q3/2012, and some supermarkets and shops in Finland into the Investment Property Held for Sale -category. In addition, net fair value gains on investment properties increased the value of investment properties by EUR 23.6 million (see detailed analysis under Financial Performance: Net fair value gains on investment properties). The strengthening of the Swedish krona increased the fair value of investment properties by EUR 26.8 million.

Shareholders’ equity

Shareholders’ equity attributable to the parent company’s shareholders was EUR 1,015.7 million (EUR 902.6 million). This figure increased by EUR 113.1 million due mainly to the rights issue of EUR 89.9 million executed in October 2012 and due to the profit of EUR 77.2 million due to for the reporting period attributable to parent company shareholders. On the other hand, dividend payments and equity returns as well as negative fair value change in interest derivative contracts decreased shareholders’ equity. Citycon applies hedge accounting, which means that fair value changes of applicable interest derivatives are recorded under Other Items of Comprehensive Income, which affects shareholders’ equity. A loss on the fair value of interest derivatives of EUR 14.1 million was recorded for the period, taking into account their tax effect (a loss of EUR 26.8 million).

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Due to the aforementioned items and higher number of shares resulting from the rights issue, equity per share decreased to EUR 3.11 (Q4/2011: EUR 3.25). The equity ratio increased to 37.8 per cent (Q4/2011: 36.0). The company’s equity ratio, as defined in the loan agreement covenants, increased to 40.5 per cent (Q3/2012: 37.2%) following the rights issue.

Details of the company’s share capital, number of shares and related matters can be found in the Financial Result Release Note 15: Shareholders, Share Capital and Shares.

Loans

Liabilities totalled EUR 1,758.6 million (EUR 1,715.9 million), with short-term liabilities accounting for EUR 209.7 million (EUR 262.2 million). At the year-end, Citycon’s liquidity was EUR 268.4 million, of which EUR 217.4 million consisted of undrawn, committed credit facilities and EUR 51.0 million of cash and cash equivalents. At the year-end, Citycon’s liquidity, excluding commercial papers, stood at EUR 235.9 million (EUR 492.5 million on 30 September 2012). The liquidity as well as the short term debt decreased notably during the last quarter as a consequence of the agreed repayments of refinanced debt.

Interest-bearing debt decreased year on year by EUR 14.9 million to EUR 1,533.0 million (EUR 1,547.9 million). The fair value of interest-bearing debt was EUR 1,538.8 million (EUR 1,554.8 million) at the year- end. Cash and cash equivalents totalled EUR 51.0 million (EUR 91.3 million), making the fair value of interest-bearing net debt EUR 1,487.8 million (EUR 1,463.5 million). The average loan maturity, weighted according to the principal amount of the loans, was 3.2 years (2.9 years). This increase is caused by the early refinancing in November 2012 of the loans maturing in August 2013. The duration of the new loans were on average 5 years. The average interest-rate fixing period decreased to 3.5 years (3.6 years).

The interest coverage ratio remained at 2.1 (Q3/2012: 2.1).

Fixed-rate debt accounted for 89.2 per cent (81.3%) of the year-end interest-bearing debt, interest-rate swaps included. The hedge ratio increased because Citycon issued a fixed-rate bond in May 2012. The debt portfolio’s hedging ratio was in line with the company’s financing policy.

The company issued a EUR 150 million senior unsecured domestic bond on 4 May. The five-year bond matures on 11 May 2017. The bond carries fixed annual interest at the rate of 4.25 per cent, payable annually on 11 May, and is listed on the NASDAQ OMX Helsinki. The bonds were allocated to approximately 40 investors and the bond offering was oversubscribed. The proceeds from the bond issue were used to repay existing loans and to cover the company’s general financing needs.

Citycon Oyj signed a EUR 360 million long-term unsecured credit facility agreement with a Nordic bank group on 4 September. The facility consists of bullet term loan of EUR 190 million and a EUR 170 million revolving credit facility. The loan period is on average five years. Following this transaction practically all material bank loans due 2013 have been refinanced and Citycon’s average debt maturity is extended.

During 2012, Citycon has repurchased convertible capital bonds issued on 2 August 2006 with face value of EUR 31.5 million corresponding to 29 per cent of the aggregate amount of the Convertible Bonds maturing in 2013. The weighted average repurchase price was 100.3 per cent of the face value of the bonds.

These repurchased bonds have been cancelled. Following the cancellations, the number of shares available for subscription under the convertible bonds decreased to 9, 827,160 shares and the maximum increase allowed in Citycon’s share capital decreased to EUR 13,266,666. Due to the rights offering pursuant to the pre-emptive subscription right of shareholders, Citycon’s Board of Directors has on 7 September 2012 decided to adjust the conversion price of the convertible bonds from EUR 4.20 to EUR 4.05. The new conversion price has been effective as from 5 October 2012.

Including the buybacks during 2008–2010, Citycon has repurchased a total principal amount of EUR 70.2 million of the convertible bonds, corresponding to approximately 64 per cent of the aggregate amount of the convertible bonds. The face value of the convertible bonds, originally EUR 110 million, totalled EUR 39.8 million at the end of the year.

On 7 September 2012, the Citycon’s Board of Directors decided issue a maximum of 49,032,002 new shares on a share issue, worth approximately EUR 90.7 million, based on an authorisation granted by the AGM on 21 March 2012. The offered shares represented around 17.6 per cent of the total shares and voting rights in the company prior to the offering, and around 15.0 per cent following the offering. The share subscription period was 17 September – 1 October 2012 and all the offered shares were subscribed in the share issue. The new shares were entered in the Finnish Trade Register on 8 October 2012. More detailed information on the rights issue can be found in Citycon’s stock exchange releases, published in September and October 2012.

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Cash Flow Statement

Net cash from operating activities

Net cash from operating activities totalled EUR 61.5 million (EUR 66.3 million). This decrease was primarily due to higher realized exchange rate losses and higher taxes paid as the company received tax return amounting to EUR 7.2 million in 2011.

Net cash used in investing activities

Net cash used in investing activities totalled EUR 104.9 million (EUR 203.3 million). Acquisition of subsidiaries and investment properties amounted to EUR 42.1 million (EUR 139.2 million). Capital expenditure related to investment properties, shares in jointly controlled entities and tangible and intangible assets totalled EUR 93.9 million (EUR 82.4 million). Negative cash flow from investing activities was reduced by sales of investment properties totalling EUR 31.1 million (EUR 18.3 million).

Net cash from financing activities

Net cash from financing activities totalled EUR 2.3 million (EUR 208.5 million). This consisted of the rights issue, normal loan repayments and new loan withdrawals and dividend and equity return payments.

Financial Performance of the Business Units

Citycon’s business operations are divided into three business units: Finland, Sweden as well as Baltic Countries and New Business.

Finland

Citycon is a market leader in the Finnish shopping centre business. At period-end, the company owned 23 shopping centres and 36 other properties in Finland, with a total leasable area of 595,670 sq. m (577,630 sq. m.). The leasable area increased due to acquisitions and completed redevelopment projects (cf. Property Portfolio). The annualised potential rental value increased to EUR 150.6 million, mainly due to acquisitions and completed redevelopment projects.

Lease agreements started during the year applied to a GLA of 89,689 square metres (137,118 m2 sq.m.) and ended lease agreements applied to 79,049 square metres (138 435 sq.m.). The average rent for the new lease agreements was slightly lower than the average rent for the ended lease agreements due to a couple of large lease agreements which started in the fourth quarter in supermarket and shop properties. The average rent rose from EUR 21.0/sq. m. to EUR 21.4/sq. m., mainly thanks to divestments, completed redevelopment projects and index increments. The economic occupancy rate increased to 95.3 per cent (94.1%). In shopping centres, the economic occupancy rate was 96.4 per cent and the average rent was EUR 24.8/sq. m.

Citycon’s net rental income from Finnish operations during the year totalled EUR 98.2 million (EUR 90.5 million). Net rental income grew by EUR 7.7 million, or 8.5 per cent, thanks to the EUR 6.1 million effect of completed redevelopment projects such as Martinlaakson Ostari, Koskikeskus, Myllypuron Ostari, Myyrmanni, and acquisition of Arabia. Net rental income for like-for-like properties in Finland increased by EUR 2.2 million, or 3.1 per cent, mainly due to good performance in the shopping centres. The business unit accounted for 60.6 per cent (62.7%) of Citycon’s total net rental income. Net rental yield was 6.3 per cent (6.0%).

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Key Figures, Finland

	Q4/2012	Q4/2011	Q3/2012	2012	2011	Change-%
Number of properties			59	59	60	-1.7%
Gross leasable area, sq.m.			594,170	595,670	577,630	3.1%
Annualised potential rental value, EUR million 1)			148.8	150.6	139.3	8.1%

Average rent (EUR/sq.m.)			21.6	21.4	21.0	1.9%
Number of leases started during the period	131	130	107	453	470	-3.6%
Total area of leases started, sq.m. 2)	25,402	39,033	20,438	89,689	137,118	-34.6%
Average rent of leases started (EUR/sq.m.) 2)	23.1	18.9	22.5	21.7	20.2	7.4%
Number of leases ended during the period	80	139	98	444	477	-6.9%
Total area of leases ended, sq.m. 2)	15,324	39,227	15,450	79,049	138,435	-42.9%
Average rent of leases ended (EUR/sq.m.) 2)	28.4	17.1	22.5	21.9	19.4	12.9%

Occupancy rate at end of the period (economic), %			94.8	95.3	94.1	—
Average remaining length of lease portfolio at the end of the period, year			3.6	3.7	3.5	5.7%

Gross rental income, EUR million	35.5	32.2	34.5	137.0	127.3	7.6%
Turnover, EUR million	37.3	33.5	36.1	143.2	132.5	8.1%
Net rental income, EUR million	25.7	23.2	25.2	98.2	90.5	8.5%
Net rental yield, % 3)			6.2	6.3	6.0	—
Net rental yield, like-for-like properties, %			6.4	6.5	6.2	—

Fair value of investment properties,
EUR million			1,640.9	1,659.0	1,547.4	7.2%

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the lots for development projects.

Sweden

At the end of the year, the company had nine shopping centres and five other retail properties in Sweden, with a total leasable area of 274,300 square metres (303,700 sq. m.). These properties are located in the Greater Stockholm and Gothenburg Areas and in Umeå. The leasable area decreased due to the divestment of residential units and two supermarket properties. The annualised potential rental value increased to EUR 63.4 million, due to strengthened Swedish krona.

Lease agreements started during the year applied to a GLA of 33,464 square metres (37,006 sq.m.) and ended lease agreements applied to 64,629 square metres (35,816 sq.m.). The average rent level for new lease agreements was significantly higher than the average rent level for the ended lease agreements due to divested residential units and supermarket and shop properties as well as due to leases which were renewed at higher rent.

The average rent rose from EUR 17.2/sq. m. to EUR 19.3/sq. m., mainly due to divestments, strengthened Swedish krona and leases which have been renewed at higher rent. The economic occupancy rate decreased to 94.7 per cent (97.0%), mostly due to a bankruptcy of a local department store during the third quarter.

The company’s net rental income from Swedish operations increased by EUR 3.8 million or 10.8 per cent to EUR 39.2 million (EUR 35.4 million). The increase in net rental income was due to the completion of the Åkersberga Centrum redevelopment project, the acquisition of the Högdalen Centrum shopping centre as well as to net rental income increases from like-for-like properties. Net rental income from like-for-like properties grew by EUR 2.3 million, or 7.6 per cent, thanks mainly to improved net rental income from Liljeholmstorget Galleria and Jakobsberg Centrum. The business unit accounted for 24.2 per cent (24.5%) of Citycon’s total net rental income. Net rental yield was 5.6 per cent, representing an increase of 0.2 percentage points from the reference period. This increase was especially due to Liljeholmstorget Galleria’s improved performance compared to the reference period.

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Key Figures, Sweden

	Q4/2012	Q4/2011	Q3/2012	2012	2011	Change-%
Number of properties			14	14	16	-12.5%
Gross leasable area, sq.m.			273,700	274,300	303,700	-9.7%
Annualised potential rental value, EUR million 1)			63.1	63.4	62.7	1.1%

Average rent (EUR/sq.m.)			19.3	19.3	17.2	12.2%
Number of leases started during the period	54	91	26	231	276	-16.3%
Total area of leases started, sq.m. 2)	14,218	9,719	2,312	33,464	37,006	-9.6%
Average rent of leases started (EUR/sq.m.) 2)	19.9	23.6	22.4	19.4	18.2	6.6%
Number of leases ended during the period	64	139	219	575	311	84.9%
Total area of leases ended, sq.m. 2)	13,776	13,560	17,980	64,629	35,816	80.4%
Average rent of leases ended (EUR/sq.m.) 2)	20.5	17.1	11.4	14.1	14.8	-4.7%

Occupancy rate at end of the period (economic), %			94.8	94.7	97.0	—
Average remaining length of lease portfolio at the end of the period, year			2.9	3.0	2.9	3.4%

Gross rental income, EUR million	15.3	14.6	15.3	60.3	57.4	5.1%
Turnover, EUR million	16.0	15.4	15.9	63.1	60.1	5.0%
Net rental income, EUR million	10.0	8.6	10.6	39.2	35.4	10.8%
Net rental yield, % 3)			5.5	5.6	5.4	—
Net rental yield, like-for-like properties, %			5.6	5.7	5.5	—

Fair value of investment properties, EUR million			743.2	739.2	697.1	6.0%

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the lots for development projects.

Baltic Countries and New Business

Citycon has four shopping centres in the Baltic countries: Rocca al Mare, Kristiine and Magistral in Tallinn, Estonia, and Mandarinas in Vilnius, Lithuania. In July the company acquired Albertslund Centrum in Denmark, Albertslund, in the Greater Copenhagen area and integrated it to the Baltic unit. At the year-end, these properties’ gross leasable area totalled 130,300 square metres (113,400 sq.m.). The annualised potential rental value increased to EUR 31.9 million, mainly due to the aforementioned acquisition and completion of Magistral’s re-development. The average rent rose from EUR 20.2/sq. m. to EUR 20.5/sq. m. thanks to index increments and fewer rental discounts.

Lease agreements started during 2012 applied to a GLA of 18,014 square metres (2,882 sq.m.) and ended lease agreements applied to 6,294 square metres (11,869 sq.m.). The average rent level for new lease agreements was lower than the average for the ended lease agreements mostly due to the opening of the Magistral shopping centre.

The economic occupancy rate decreased to 99.6 per cent (100.0%) due to acquisition of Albertslund Centrum.

Net rental income from the operations of the Baltic Countries and New Business unit increased markedly by EUR 6.2 million to EUR 24.6 million (EUR 18.4 million) mainly due to the acquisition of the Kristiine and Albertslund shopping centres and like-for-like growth of EUR 1.1 million, or 9.2 per cent. The business unit accounted for 15.2 per cent (12.8%) of Citycon’s total net rental income. Net rental yield was 8.6 per cent, representing an increase of 0.7 percentage points from 2011. This increase was especially due to Rocca al Mare’s improved performance compared to 2011.

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Key Figures, Baltic Countries and New Business

	Q4/2012	Q4/2011	Q3/2012	2012	2011	Change-%
Number of properties			5	5	4	25.0%
Gross leasable area, sq.m.			130,300	130,300	113,400	14.9%
Annualised potential rental value, EUR million 1)			31.2	31.9	26.5	20.4%

Average rent (EUR/sq.m.)			20.0	20.5	20.2	1.5%
Number of leases started during the period	10	7	7	108	36	200.0%
Total area of leases started, sq.m. 2)	637	618	935	18,014	2,882	525.1%
Average rent of leases started (EUR/sq.m.) 2)	24.8	16.5	23.2	16.5	18.8	-12.2%
Number of leases ended during the period	9	6	11	45	89	-49.4%
Total area of leases ended, sq.m. 2)	628	356	935	6,294	11,869	-47.0%
Average rent of leases ended (EUR/sq.m.) 2)	20.2	29.3	27.8	23.3	14.0	66.4%

Occupancy rate at end of the period (economic), %			99.5	99.6	100.0	—
Average remaining length of lease portfolio at the end of the period, year			3.8	3.7	4.2	-11.9%

Gross rental income, EUR million	7.7	6.2	7.8	28.6	21.2	34.8%
Turnover, EUR million	8.8	7.1	8.9	32.8	24.5	34.1%
Net rental income, EUR million	6.5	5.5	6.7	24.6	18.4	33.6%
Net rental yield, % 3)			8.5	8.6	7.9	—
Net rental yield, like-for-like properties, %			8.3	8.3	7.8	—

Fair value of investment properties, EUR million			311.4	316.0	277.6	13.8%

1)

Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.

2)	Leases started and ended don’t necessarily refer to the same premises.
3)	Includes the lots for development projects.

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Environmental Responsibility

Citycon seeks to lead the way in responsible shopping centre operations and promoting sustainable development within the business. The location of Citycon’s shopping centres in city centres, local centres or generally adjacent to major traffic flows, combined with excellent public transport connections, means that they are well positioned to face the demands of sustainable development.

In its sustainability reporting, Citycon applies the construction and real estate sector specific (CRESS) guidelines of the Global Reporting Initiative, as well as the Best Practices Recommendations on Sustainability Reporting published by EPRA. The results and indicators for environmental responsibility for 2012 are presented on pages 40-43 of the Annual and Sustainability Report, to be published approximately in week nine.

Environmental responsibility results 2012

The company defined its long-term environmental responsibility objectives in connection with its strategic planning in summer 2009. Citycon has set targets for its carbon footprint, energy and water consumption, waste recycling rate as well as land use and sustainable construction. In 2012, Citycon’s aim was to reduce its carbon footprint by 2–3 per cent, its energy consumption by 2–3 per cent and the water consumption in its comparable shopping centres to an average of 4.0 litres per visitor per year. In waste management the target for recycling rate was 78 per cent and respectively the annual target for the proportion of landfill waste out of total waste was 22 per cent.

Energy

In 2012, Citycon procured a total of 183.4 gigawatt hours (181.7 GWh) of electricity. Total consumption increased by 0.9 per cent due to changes in the property portfolio and higher energy consumption by tenants. Total electricity consumption (incl. tenants’ electricity) in like-for-like shopping centres decreased by 5.2 per cent from previous year. Electricity consumption in common areas (excl. electricity used by tenants) amounted to 109.7 gigawatt hours (113.7 GWh), showing a decrease of 3.6 per cent from previous year. In like-for-like shopping centres electricity consumption in common areas decreased by 5.2 per cent.

Heating energy consumption came to 143.4 gigawatt hours (138.2 GWh). Total heat consumption increased by 3.8 per cent but weather-adjusted consumption, 144.4 gigawatt hours, decreased by 2.2 per cent. Temperatures in the winter were above average, except for February and December, which were exceptionally cold. Heating energy consumption in like-for-like shopping centre properties rose by 1.5 per cent, whereas weather-adjusted consumption decreased by 4.2 per cent.

Citycon’s total energy consumption (incl. electricity consumption in common areas, heating and cooling) amounted to 257.3 gigawatt hours (254.6 GWh). In shopping centres, energy consumption per visitor decreased by 1.3 per cent and energy consumption per sales fell by 7.2 per cent. Energy consumption per gross leasable area rose by 1.7 per cent. Total energy consumption in like-for-like shopping centres decreased by 1.7 per cent. The annual target for reducing energy consumption was attained.

In 2012, Citycon invested in measures that generate savings in consumption and costs, such as renewing lighting and lighting control solutions, or greater use of frequency transformers and control in ventilation systems. Furthermore, Citycon ensured the continuous optimisation of adjustments and temperature settings for technical systems, in order to meet consumption and cost saving targets. By the end of 2012, the Ministry of Employment and the Economy had granted energy support for the energy saving measures in five shopping centres covering 20–25 per cent, or approximately EUR 475,000, of the investment costs. In addition, four new applications of energy saving measures in shopping centres are in process. The value of these applications in process is approximately EUR 444,000.

During 2012, Citycon developed reporting methods covering energy consumption and costs. In comparable properties energy costs related to electricity remained at the same level and declined in heating by 3.0 per cent compared to the previous year.Citycon’s reported energy consumption covers shopping centres owned by Citycon and other properties where Citycon’s share of ownership is at least 50 per cent. Citycon also reports the tenants’ electricity consumption in cases where Citycon is responsible for electricity procurement. Cases where the energy purchase agreement is under a tenant’s responsibility have been excluded from reporting. In terms of key figures and results, Citycon has limited the reported electricity consumption to common areas, where Citycon can directly influence the consumption. This includes the electricity used for general lighting, ventilation and cooling, as well as lifts and escalators and other building technical systems. Energy used for heating and cooling is reported in its entirety.

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Carbon footprint

In 2012, the carbon footprint totalled 74,208 tonnes of carbon dioxide equivalent (70,348 tnCO2e). The carbon footprint reported by Citycon covers the energy and water consumption in properties, waste logistics and the emissions generated by the Citycon organisation. Energy consumption in properties constitutes 99.2 per cent of the carbon footprint. The carbon footprint grew by 5.5 per cent compared to the previous year. The growth in carbon footprint was caused by changes in the property portfolio. The carbon footprint of like-for-like shopping centres decreased by 3.3 per cent and remained at the same level per visitor. The annual target for reducing the carbon footprint by 2-3 per cent was attained.

Water

The total water consumption in all shopping centres and retail properties owned by Citycon was 626,953 cubic metres (639,457 m³) in 2012. This includes water consumed by the real estate company and tenants. Water consumption showed a decrease of 2.0 per cent compared to the previous year. This decrease can be attributed to changes in Swedish property portfolio, where apartments were sold. Water consumption in like-for-like shopping centre properties decreased by 10.0 per cent compared to the previous year. Water consumption proportionate to sales, decreased by 9.0 per cent compared to the previous year. In 2012, water consumption per visitor in shopping centres was 4.2 litres and 3.9 litres in like-for-like shopping centres, which means the target for reducing water consumption per visitor was met in 2012.

Waste

The total waste volume generated by Citycon’s shopping centres amounted to 14,896 tonnes (15,361 tn), with landfill waste accounting for 2,375 tonnes (3,263 tn), or 15.9 per cent (21.2%) . Waste volumes decreased by 3.0 per cent compared to the previous year. Waste volume proportionate to sales showed a decrease of 12.2 per cent. Waste volumes in like-for-like shopping centres, decreased by 8.2 per cent from the previous year. The recycling rate in shopping centres improved in each business unit and was 83.2 per cent. Citycon’s annual targets set for waste processing and recycling were achieved.

Land use and sustainable construction

In property acquisition, Citycon complies with its strategic environmental responsibility policies, which state that properties must be located in a built environment and easily accessible by public transport. A good example of such property is the shopping centre Kista Galleria in Stockholm, which was acquired in January 2013.

Environmental certification represents a key element in Citycon’s efforts towards sustainable development. In March 2012, Citycon was awarded a gold-level LEED certificate for its shopping centre project in the Martinlaakso district in Vantaa.

Governance

Annual General Meeting 2012

Citycon Oyj’s Annual General Meeting (AGM) was held in Helsinki, Finland, on 21 March 2012.

The AGM adopted the company’s Financial Statements for the financial year 2011 and discharged the members of the Board of Directors and the Chief Executive Officer from liability. The AGM decided on a dividend of EUR 0.04 per share for the financial year 2011 and an equity return of EUR 0.11 per share from the invested unrestricted equity reserve. The record date for the dividend pay-out and equity return was 26 March 2012, and the dividend and equity returns totalling EUR 41.7 million were paid on 4 April 2012.

The other outcomes of the AGM can be seen on the company website at www.citycon.com/agm2012. The minutes of the meeting are also available there.

Extraordinary General Meeting 2012

Citycon’s Board member Dor J. Segal announced his resignation from the Board effective on 11 October 2012. Following the announcement, the Board convened an Extraordinary General Meeting (EGM) for 11 October 2012, where Yuval Yanai was elected as a new member of the Board of Directors. The minutes of the meeting can be found at www.citycon.com/for_investors/gm/egm_2012/.

Changes in the Corporate Management

In December, Citycon announced its plans to reorganise its business operations and streamline the decision-making process in the Corporate Management Committee. Following these arrangements, Johan Elfstadius, Vice President, Swedish Operations, left the

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CMC and his position in Citycon as of 12 December 2012. Marko Juhokas, who continues in the company, left the CMC effective on 19 December 2012. Harri Holmström, Senior Vice President, Group Leasing and Baltic Countries and New Business, was appointed Chief Operating Officer (COO) of Citycon effective on 19 December 2012. At the end of 2012, the Corporate Management Committee had five members: the CEO, the company’s Executive Vice President and Chief Financial Officer, the General Counsel, the Chief Operating Officer and the Chief Investment Officer.

Incentive Schemes

Stock Option Plan 2011

Based on authorisation granted by the AGM of 13 March 2007, the Board of Directors of Citycon Oyj decided on 3 May 2011 to issue stock options to key personnel of the company and its subsidiaries. As stock options are intended to form part of the Group’s key personnel incentive and commitment plan, the company had weighty financial reasons for issuing them. Stock options encourage key personnel to work on a long-term basis, in order to increase shareholder value. The purpose of the stock options is also to commit key personnel to the company.

At the end of the period under review, a maximum of 6,890,000 stock options could be issued based on the authorisation of the Board of Directors, bearing rights to subscribe a total maximum of 8,106,085 new shares or treasury shares. The options are granted free of charge and classified as 2011A(I), 2011A(II) and 2011A(III); 2011B(I), 2011B(II) and 2011B(III); 2011C(I), 2011C(II) and 2011C(III); or 2011D(I), 2011D(II) and 2011D(III). Upon the distribution of stock options the Board of Directors decides on how the stock options are divided into sub-categories. Shares subscribed based on the Stock Option Plan 2011 may correspond to a maximum of 2.5 per cent of all shares and votes in the company after the potential share subscription, if new shares are issued in the share subscription.

In order to ensure the equal treatment of Stock Option 2011 holders and shareholders, Citycon Oyj’s Board of Directors decided on 7 September and 5 October 2012, due to the rights issue, to adjust the subscription ratio and subscription price of the Stock Options 2011 in accordance with the terms and conditions of the Stock Option Plan 2011. In conjunction with this, the Board of Directors adjusted the maximum number of shares to be subscribed with the Stock Options 2011 to 8,106,085 shares, as permitted by the share issue authorisation available to the Board of Directors after the completion of the rights issue. The foregoing adjustments entered into force as of the registration of the adjusted maximum total number of shares to be subscribed for based on the Stock Options 2011 with the Trade Register on 8 October 2012.

Adjusted subscription ratios and subscription prices of Stock Option Plan 2011, after the rights issue 2012 as well as the subscription periods of the Stock Options 2011 are available on page 47 of the Financial Statements.

Granted stock options

At the end of 2012, 2011A–D(I), 2011A–D(II) and 2011A–D(III) stock options were held by 20 key personnel of the group. On 31 December 2012 there were 6,505,000 outstanding options, entitling holders to subscribe 7,653,133 shares in 2012–2018. The table below indicates the Stock Options granted to the CEO and other Corporate Management Committee members.

Option rights of the Corporate Management Committee on 31 December 2012

	2011A(I)	2011B(I)	2011C(I)	2011D(I)	Total
Chief Executive Officer (CEO)	250,000	250,000	250,000	250,000	1,000,000
	2011A(I-III)	2011B(I-III)	2011C(I-III)	2011D(I-III)
Other CMC members	412,500	452,500	452,500	452,500	1,770,000

A share ownership obligation, under which the members of the Corporate Management Committee are obliged to acquire the Citycon’s shares with 25 per cent of the income gained from the exercised stock options, is incorporated into the Stock Options 2011. The acquisition obligation will remain in force until a member of the Corporate Management Committee owns company shares to the value of his or her gross annual salary, and share ownership must continue while his or her employment or service contract is in force.

The terms and conditions can be found at www.citycon.com/options.

Helsinki, 5 February 2013

Citycon Oyj

Board of Directors

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EPRA PERFORMANCE MEASURES

EPRA (European Public Real Estate Association) is a common interest group for listed real estate companies in Europe. EPRA’s mission is to promote, develop and represent the European publicly traded real estate sector. EPRA’s objective is to strive for “best practices” in accounting, financial reporting and corporate governance in order to provide high-quality information to investors and to increase the comparability of different companies. Since 2006, Citycon has been applying the best practices policy recommendations of EPRA for financial reporting. This section in Citycon’s financial results release presents the EPRA performance measures and their calculations. For more information about EPRA’s performance measures is available in Citycon’s Financial Statements 2012 under section “EPRA Performance Measures”.

EPRA PERFORMANCE MEASURES

	Q4/2012	Q4/2011	Change-%	2012	2011	Change-%
EPRA Earnings, EUR million	16.2	12.5	29.1%	63.9	53.3	20.0%
EPRA Earnings per share (basic), EUR 1)	0.049	0.043	13.9%	0.214	0.197	8.5%
EPRA NAV per share, EUR	3.49	3.62	-3.7%	3.49	3.62	-3.7%
EPRA NNNAV per share, EUR	3.08	3.29	-6.4%	3.08	3.29	-6.4%
EPRA Net Initial Yield (NIY) (%)				6.0	6.2	—
EPRA “topped-up” NIY (%)				6.1	6.3	—
EPRA vacancy rate (%)				4.3	4.5	—

1)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issue executed in October 2012.

The following tables present how EPRA Performance Measures are calculated.

1) EPRA EARNINGS

EPRA Earnings is presenting the underlying operating performance of a real estate company excluding all so called non-recurring items such as net fair value gains/losses on investment properties, profit/loss on disposals and limited other non-recurring items.

EPRA earnings (in EUR millions) increased by EUR 10.6 million to EUR 63.9 million in 2012 from EUR 53.3 million in 2011. The increase was a result of NRI growth through acquisitions, (re)development projects and positive like-for-like growth. To the contrary, EPRA Earnings was reduced by the growth in financial expenses due to higher level of debt to finance the growth. EPRA Earnings per share (basic) increased to EUR 0.214 compared to EUR 0.197 in 2011 due to higher EPRA Earnings offset by higher number of shares, which resulted from rights issue executed in October 2012.

EUR million	Q4/2012	Q4/2011	Change-%	2012	2011	Change-%
Earnings in IFRS Consolidated Statement of Comprehensive Income	20.4	-5.4	—	77.2	13.0	495.7%
-/+ Net fair value gains/losses on investment property	-3.8	17.0	—	-23.6	35.3	—
+/- Net losses/gains on sale of investment property1)	0.4	0.6	-36.6%	-4.2	-0.3	—
+ Transaction costs related to investment property disposals1)	—	0.7	—	—	0.7	—
-/+ Fair value gains/losses of jointly controlled entities	-0.3	-0.1	159.4%	-0.3	-0.3	-6.5%
+/- Current taxes arising from the items above	—	0.5	—	—	0.5	—
+/- Change in deferred taxes arising from the items above	-1.4	-2.5	-42.8%	6.4	-2.2	—
+/- Non-controlling interest arising from the items above	0.8	1.7	-50.8%	8.3	6.7	23.9%
EPRA Earnings	16.2	12.5	29.1%	63.9	53.3	20.0%
Issue-adjusted average number of shares, million 2)	326.9	288.4	13.3%	298.1	269.7	10.5%
EPRA Earnings per share (basic), EUR 2)	0.049	0.043	13.9%	0.214	0.197	8.5%

1)

Citycon has made an adjustment to its accounting policies related to the treatment of transaction costs arising from the investment property disposals in 2012. Previously Citycon reported transaction costs from the property disposals within the administrative expenses, but in the financial statements 2012, Citycon has netted the transaction costs from the successful property disposals against the net gains on sale of investment properties. The adjustment doesn’t impact the EPRA Earnings.

2)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issue executed on October 2012.

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EPRA Earnings can also be calculated from the statement of comprehensive income from top to bottom. Below please find the EPRA Earnings calculation with this different method, which also presents the EPRA Operating profit.

EUR million	Q4/2012	Q4/2011	Change-%	2012	2011	Change-%
Net rental income	42.1	37.3	13.0%	162.0	144.3	12.3%
Direct administrative expenses	-7.9	-8.4	-5.9%	-26.5	-27.1	-2.0%
Direct other operating income and expenses	0.0	0.0	343.7%	0.2	0.2	-24.6%
EPRA operating profit	34.2	28.9	18.4%	135.7	117.4	15.5%
Direct net financial income and expenses	-17.4	-16.3	7.0%	-68.1	-62.4	9.1%
Direct share of profit/loss of joint ventures	0.0	0.2	-86.4%	0.0	0.0	-223.3%
Direct current taxes	-0.2	0.5	—	-1.4	-0.4	264.1%
Change in direct deferred taxes	0.0	-0.3	—	0.0	0.3	-85.5%
Direct non-controlling interest	-0.6	-0.4	28.7%	-2.2	-1.7	35.5%
EPRA Earnings	16.2	12.5	29.1%	63.9	53.3	20.0%
EPRA Earnings per share (basic), EUR 1)	0.049	0.043	13.9%	0.214	0.197	8.5%

1)	EPRA Earnings per share has been calculated with the issue-adjusted number of shares resulting from the rights issue initiated executed on October 2012.

2) EPRA NAV PER SHARE AND EPRA NNNAV PER SHARE

EPRA NAV is presenting the fair value of net assets of a real estate company. It intends to reflect the fair value of a business on a going-concern basis. Therefore, all items arising from future disposals and the fair value of financial instruments are excluded from EPRA NAV. To the contrary, EPRA NNNAV is including the deferred tax liabilities and fair value of financial instruments and therefore it is a measure of the real estate company’s “spot” fair value at the balance sheet date. However, EPRA NNNAV is not a liquidation NAV as the fair values of assets and liabilities are not based on a liquidation scenario.

EPRA NAV per share decreased by EUR 0.13 to EUR 3.49 (EUR 3.62) due mainly to higher number of shares, which increased as a result of the rights issue executed in October 2012. EPRA NNNAV per share decreased by EUR 0.21 to EUR 3.08 (EUR 3.29). In addition to the reasons for a lower EPRA NAV per share, EPRA NNNAV per share was reduced by negative difference between the secondary market price and fair value of bonds and capital loans, as all three company’s bonds and capital loans are now valued above par due to lower interest rate levels, which decreased EPRA NNNAV per share by EUR 0.07.

	31 December 2012			31 December 2011
	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR	EUR million	Number of shares on the balance sheet date (1,000)	per share, EUR
Equity attributable to parent company shareholders	1,015.7	326,880	3.11	902.6	277,811	3.25
Deferred taxes from the difference of fair value and fiscal value of investment properties	64.0	326,880	0.20	57.5	277,811	0.21
Fair value of financial instruments	59.8	326,880	0.18	45.7	277,811	0.16

Net asset value (EPRA NAV)	1,139.5	326,880	3.49	1,005.9	277,811	3.62

Deferred taxes from the difference of fair value and fiscal value of investment properties	-64.0	326,880	-0.20	-57.5	277,811	-0.21
The difference between the secondary market price and fair value of bonds and capital loans 1)	-9.4	326,880	-0.03	11.4	277,811	0.04
Fair value of financial instruments	-59.8	326,880	-0.18	-45.7	277,811	-0.16

EPRA NNNAV	1,006.3	326,880	3.08	914.1	277,811	3.29

1)	Secondary market price

When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds and capital loans are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds and capital loans are different from this secondary market price. Due to this, in the calculation of this key figure convertible capital loan 1/2006, bond 1/2009 and bond 1/2012 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for the convertible capital loan 1/2006 was 100.96 per cent (82.90%), for the bond 1/2009 105.01 per cent (101.85%) and for the bond 1/2012 104.86 per cent on 31 December 2012. The difference between the secondary market price and the fair value of the bonds and capital loans was EUR -9.4 million (EUR 11.4 million) on 31 December 2012.

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3) EPRA NET INITIAL YIELD (NIY) (%) AND EPRA “TOPPED-UP” NIY (%)

There are a variety of yield performance indicators in a real estate market to present the companies’ ability to generate rent. In order to have a consistent yield definition and comparable yield indicators between the real estate companies, EPRA has published a best practice recommendation for yield calculation i.e. EPRA Net Initial Yield (NIY).

EPRA initial yields decreased mainly due to decreased market yield requirement in the Baltic Countries and New Business. However, EPRA NIY and EPRA “topped up” NIY at the end of the year 2012 and 2011 are not fully comparable due to changes in the completed property portfolio (such as property acquisitions, disposals and started and completed (re)development projects).

EUR million	31 December 2012	31 December 2011
Fair value of investment properties determined by the external appraiser	2,704.1	2,515.0
Less (re)development properties, lots, unused building right and properties which valuation is based on the value of the building right	-389.1	-559.6

Completed property portfolio	2,315.0	1,955.4
Plus the estimated purchasers’ transaction costs	47.2	36.8

Gross value of completed property portfolio (A)	2,362.2	1,992.2

Annualised gross rents for completed property portfolio	206.9	179.5
Property portfolio’s operating expenses	-64.1	-56.6

Annualised net rents (B)	142.8	122.9
Plus the notional rent expiration of rent free periods or other lease incentives	1.6	2.5

Topped-up annualised net rents ( C)	144.4	125.4

EPRA Net Initial Yield (NIY) (%) (B/A)	6.0	6.2
EPRA “topped-up” NIY (%) (C/A)	6.1	6.3

4) EPRA VACANCY RATE (%)

EPRA vacancy rate (%) presents how much out of the full potential rental income is not received because of vacancy. EPRA vacancy rate is calculated by dividing the estimated rental value of vacant premises by the estimated rental value of the whole portfolio if all premises were fully let. EPRA vacancy rate is calculated using the same principles as economic occupancy rate, which Citycon also discloses.

EPRA vacancy rate improved due to decreased vacancy in the Finnish property portfolio.

EUR million	31 December 2012	31 December 2011
Annualised potential rental value of vacant premises	10.3	9.8
./. Annualised potential rental value for the whole portfolio	239.0	219.4
EPRA vacancy rate (%)	4.3	4.5

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2012	24

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1 January - 31 December 2012

Condensed Consolidated Statement of Comprehensive Income, IFRS

EUR million	Note	Q4/2012	Q4/2011	Change-%	2012	2011	Change-%
Gross rental income		58.5	53.0	10.4%	225.9	206.0	9.7%
Service charge income		3.6	3.0	21.1%	13.3	11.1	19.8%
Turnover	3	62.1	56.0	11.0%	239.2	217.1	10.2%
Property operating expenses	4	20.1	18.4	9.2%	75.8	71.6	5.9%
Other expenses from leasing operations		-0.1	0.3	—	1.4	1.2	13.2%
Net rental income		42.1	37.3	13.0%	162.0	144.3	12.3%
Administrative expenses		7.9	9.0	-12.7%	26.5	27.7	-4.3%
Other operating income and expenses		0.0	0.0	343.7%	0.2	0.2	-24.6%
Net fair value gains/losses on investment property		3.8	-17.0	—	23.6	-35.3	—
Net losses/gains on sale of investment property		-0.4	-0.6	-36.6%	4.2	0.3	—

Operating profit		37.6	10.7	252.7%	163.4	81.8	99.7%

Net financial income and expenses		-17.4	-16.3	7.0%	-68.1	-62.4	9.1%
Share of profit/loss of jointly controlled entities		0.3	0.3	-3.2%	0.2	0.3	-12.0%
Profit/loss before taxes		20.5	-5.3	—	95.5	19.7	385.7%
Current taxes		-0.2	0.0	—	-1.4	-0.9	59.6%
Change in deferred taxes		1.5	2.1	-31.9%	-6.4	2.5	-352.7%
Profit/loss for the period		21.8	-3.2	—	87.7	21.3	312.0%

Profit/loss attributable to
Parent company shareholders		20.4	-5.4	—	77.2	13.0	495.7%
Non-controlling interest		1.4	2.2	-34.5%	10.5	8.3	26.2%

Earnings per share attributable to parent company shareholders 1)
Earnings per share (basic), EUR	5	0.06	-0.02	—	0.26	0.05	438.9%
Earnings per share (diluted), EUR	5	0.06	-0.02	—	0.26	0.05	433.6%

Other comprehensive income
Net losses/gains on cash flow hedges		-1.3	-10.2	-87.4%	-19.3	-35.9	-46.2%
Income taxes relating to cash flow hedges		0.4	2.3	-81.4%	5.2	9.0	-42.3%
Exchange losses/gains on translating foreign operations		-1.5	2.8	—	3.3	0.6	445.7%
Other comprehensive income for the period, net of tax		-2.4	-5.1	-53.5%	-10.7	-26.2	-59.1%

Total comprehensive profit/loss for the period		19.4	-8.3	—	77.0	-4.9	—

Total comprehensive profit/loss attributable to
Parent company shareholders		17.0	-10.6	—	65.4	-13.4	—
Non-controlling interest		2.5	2.3	6.2%	11.6	8.5	36.2%

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in October 2012.

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2012	25

Condensed Consolidated Statement of Financial Position, IFRS

EUR million	Note	31 December 2012	31 December 2011
Assets

Non-current assets
Investment properties	6	2,714.2	2,522.1
Investments in jointly controlled entities		0.9	0.6
Intangible assets and property, plant and equipment		3.1	2.9
Deferred tax assets		19.5	14.5
Total non-current assets		2,737.6	2,540.1

Investment properties held for sale	7	5.4	12.7

Current assets
Derivative financial instruments	9	—	0.5
Trade and other receivables		24.5	33.2
Cash and cash equivalents	8	51.0	91.3
Total current assets		75.5	125.0

Total assets		2,818.5	2,677.7

Liabilities and Shareholders’ Equity

Equity attributable to parent company shareholders
Share capital		259.6	259.6
Share premium fund		131.1	131.1
Fair value reserve		-59.8	-45.7
Invested unrestricted equity fund	10	333.0	273.7
Retained earnings	10	351.8	284.0
Total equity attributable to parent company shareholders		1,015.7	902.6
Non-controlling interest		44.2	59.2
Total shareholders’ equity		1,059.9	961.8

Long-term liabilities
Loans	11	1,406.3	1,339.5
Derivative financial instruments and other non-interest bearing liabilities	9	76.6	54.4
Deferred tax liabilities		66.0	59.8
Total long-term liabilities		1,548.9	1,453.7

Short-term liabilities
Loans	11	126.8	208.4
Derivate financial instruments	9	0.7	0.6
Trade and other payables		82.2	53.2
Total short-term liabilities		209.7	262.2

Total liabilities		1,758.6	1,715.9

Total liabilities and shareholders’ equity		2,818.5	2,677.7

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2012	26

Condensed Consolidated Cash Flow Statement, IFRS

EUR million	Note	2012	2011
Cash flow from operating activities
Profit before taxes		95.5	19.7
Adjustments		42.9	99.2
Cash flow before change in working capital		138.4	118.9
Change in working capital		8.6	1.6
Cash generated from operations		147.0	120.5

Paid interest and other financial charges		-62.4	-60.1
Interest income and other financial income received		0.6	0.6
Realized exchange rate losses		-22.9	-1.8
Taxes paid/received		-0.8	7.2
Net cash from operating activities		61.5	66.3

Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	6.7	-41.0	-33.7
Acquisition of investment properties	6.7	-1.1	-105.5
Capital expenditure on investment properties, investments in jointly controlled entities,intangible assets and PP&E	6.7	-93.9	-82.4
Sale of investment properties	6.7	31.1	18.3
Net cash used in investing activities		-104.9	-203.3

Cash flow from financing activities
Sale of treasury shares		—	0.4
Proceeds from rights and share issue		89.9	98.9
Proceeds from short-term loans	11	117.1	160.9
Repayments of short-term loans	11	-157.5	-100.2
Proceeds from long-term loans	11	623.5	594.6
Repayments of long-term loans	11	-600.6	-511.8
Acquisition of non-controlling interests		-28.5	—
Dividends and return from the invested unrestricted equity fund	10	-41.7	-34.3
Net cash from financing activities		2.3	208.5

Net change in cash and cash equivalents		-41.1	71.6
Cash and cash equivalents at period-start	8	91.3	19.5
Effects of exchange rate changes		0.8	0.2
Cash and cash equivalents at period-end	8	51.0	91.3

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2012	27

Condensed Consolidated Statement of Changes in Shareholders’ Equity, IFRS

	Equity attributable to parent company shareholders						Equity at-
				Invested			tributable
				unrest-			to parent		Share-
		Share		ricted	Trans-		company	Non-	holders’
	Share	premium	Fair value	equity	lation	Retained	sharehol-	controlling	equity,
EUR million	capital	fund	reserve	fund	reserve	earnings	ders	interest	total
Balance at 1 January 2011	259.6	131.1	-18.8	198.8	-8.2	287.0	849.5	50.7	900.2
Total comprehensive loss/profit for the period			-26.8		0.4	13.0	-13.4	8.5	-4.9
Share issues				98.9			98.9		98.9
Sale of treasury shares				0.4			0.4		0.4
Dividends and return from the invested unrestricted equity fund (Note 10)				-24.5		-9.8	-34.2		-34.2
Share-based payments						1.5	1.5		1.5
Balance at 31 December 2011	259.6	131.1	-45.7	273.7	-7.8	291.7	902.6	59.2	961.8

Balance at 1 January 2012	259.6	131.1	-45.7	273.7	-7.8	291.7	902.6	59.2	961.8
Total comprehensive loss/profit for the period			-14.1		2.3	77.2	65.4	11.6	77.0
Rights issue				89.9			89.9		89.9
Recognized gain in the equity arising from convertible bond buybacks						-0.2	-0.2		-0.2
Dividends and return from the invested unrestricted equity fund (Note 10)				-30.6		-11.1	-41.7		-41.7
Share-based payments						1.8	1.8		1.8
Acquisition of non-controlling interests						-2.3	-2.3	-26.6	-28.9
Balance at 31 December 2012	259.6	131.1	-59.8	333.0	-5.5	357.3	1,015.7	44.2	1,059.9

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2012	28

NOTES TO THE INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

1. Basic Company Data

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Sweden and the Baltic countries and New Business. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the annual financial statements on 5 February 2013.

2. Basis of Preparation and Accounting Policies

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) and applied the IFRS/IAS standards, effective as of 31 December 2012, which refer to the approved applicable standards and their interpretations under European Union Regulation No. 1606/2002.

In the financial statements 2012, Citycon has made an adjustment to its accounting policies related to the treatment of transaction costs arising from the investment property disposals. Previously Citycon reported transaction costs from the property disposals within the administrative expenses, but in the financial statements 2012, Citycon has netted the transaction costs from the successful property disposals against the net gains on sale of investment properties. The adjustment doesn’t impact the operating profit or profit for the period in the statement of comprehensive income.

In addition, the following standards and amendments to existing standards have been adopted in the financial statements 2012:

•	IAS 12 Income taxes (amendment) and

•	IFRS 7 Financial instruments: Disclosures (amendment).

Additional information on the accounting policies are available in Citycon’s Financial Statements 2012 under the Notes to the Consolidated Financial Statements: in Note 3 “Changes in IFRS and accounting policies” and Note 4 “Summary of significant acounting policies”.

3. Segment Information

Citycon’s business consists of the regional business units Finland, Sweden and the Baltic Countries and New Business.

EUR million	Q4/2012	Q4/2011	Change-%	2012	2011	Change-%
Turnover
Finland	37.3	33.5	11.3%	143.2	132.5	8.1%
Sweden	16.0	15.4	3.5%	63.1	60.1	5.0%
Baltic Countries and New Business	8.8	7.1	25.5%	32.8	24.5	34.1%
Total	62.1	56.0	11.0%	239.2	217.1	10.2%

Net rental income
Finland	25.7	23.2	11.0%	98.2	90.5	8.5%
Sweden	10.0	8.6	15.7%	39.2	35.4	10.8%
Baltic Countries and New Business	6.5	5.5	18.5%	24.6	18.4	33.6%
Total	42.1	37.3	13.0%	162.0	144.3	12.3%

EPRA operating profit
Finland	22.8	21.1	8.0%	89.3	83.2	7.3%
Sweden	8.4	7.1	17.8%	34.0	30.4	11.8%
Baltic Countries and New Business	6.2	5.0	22.9%	23.7	17.1	38.2%
Other	-3.2	-4.4	-27.8%	-11.4	-13.4	-15.0%
Total	34.2	28.9	18.4%	135.7	117.4	15.5%

Net fair value losses/gains on investment property
Finland	-1.4	-23.2	-93.8%	-0.9	-40.4	-97.9%
Sweden	1.3	3.8	-65.1%	9.0	1.7	434.7%
Baltic Countries and New Business	3.9	2.3	67.3%	15.4	3.4	352.5%
Total	3.8	-17.0	—	23.6	-35.3	—

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2012	29

EUR million	Q4/2012	Q4/2011	Change-%	2012	2011	Change-%
Operating profit/loss
Finland	21.2	-2.8	—	87.5	42.3	107.1%
Sweden	9.5	10.5	-8.9%	48.2	32.4	48.7%
Baltic Countries and New Business	10.1	7.4	36.9%	39.1	20.5	90.4%
Other	-3.2	-4.4	-27.9%	-11.4	-13.4	-15.0%
Total	37.6	10.7	252.7%	163.4	81.8	99.7%

	31 December	31 December
EUR million	2012	2011	Change-%
Assets
Finland	1,672.9	1,558.0	7.4%
Sweden	749.4	731.3	2.3%
Baltic Countries and New Business	317.1	278.6	13.8%
Other	79.0	109.8	-26.6%
Total	2,818.5	2,677.7	5.3%

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

4. Property Operating Expenses

EUR million	Q4/2012	Q4/2011	Change-%	2012	2011	Change-%
Heating and electricity	6.9	6.1	13.9%	25.1	24.2	3.9%
Maintenance expenses	6.5	6.3	3.6%	25.4	23.3	9.2%
Land lease fees and other rents	0.4	0.3	30.6%	1.8	1.3	39.2%
Property personnel expenses	0.2	0.1	50.2%	0.8	0.6	33.5%
Administrative and management fees	0.6	0.6	0.4%	2.3	2.3	-0.2%
Marketing expenses	1.9	2.0	-1.4%	5.6	5.6	0.9%
Property insurances	0.1	0.1	27.0%	0.6	0.5	15.5%
Property taxes	1.9	1.6	22.5%	7.1	6.4	9.8%
Repair expenses	1.4	1.5	-2.9%	7.0	7.5	-7.5%
Other property operating expenses	0.1	0.0	—	0.2	-0.1	—
Total	20.1	18.4	9.2%	75.8	71.6	5.9%

Two properties generated no income during the year 2012 (in 2011 one property ), while these generated expenses of EUR 0.2 million (EUR 0.0 million).

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2012	30

5. Earnings per Share

	2012	2011	Change-%
Earnings per share, basic
Profit/loss attributable to parent company shareholders, EUR million	77.2	13.0	495.7%
Issue-adjusted average number of shares, million 1)	298.1	269.7	10.5%

Earnings per share (basic), EUR 1)	0.26	0.05	438.9%

Earnings per share, diluted
Profit/loss attributable to parent company shareholders, EUR million	77.2	13.0	495.7%
Expenses from convertible capital loan, the tax effect deducted (EUR million) 2)	3.1	—	—

Profit/loss used in the calculation of diluted earnings per share (EUR million)	80.3	13.0	519.8%
Issue-adjusted average number of shares, million 1)	298.1	269.7	10.5%
Convertible capital loan impact, million 2)	15.1	—	—
Adjustment for stock options, million	—	—	—
Adjustments for long-term share-based incentive plan, million	0.0	0.1	-73.4%

Average number of shares used in the calculation of diluted earnings per share, million	313.2	269.8	16.1%

Earnings per share (diluted), EUR 1)	0.26	0.05	433.9%

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in October 2012.
2)

The potential new shares from the conversion of convertible capital loan and the expenses from convertible loan (less the tax effect) are not included in calculating 2011 diluted per-share figures, because the earnings per share basic would be less than diluted earnings per share. Adjustments for long-term share-based-incentive plan and stock options are taken into account when calculating the diluted earnings per share.

6. Investment Property

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties 31 December 2012, the first mentioned category included Koskikeskus in Finland, as well as Åkermyntan Cen-trum in Sweden. On 31 December 2011, the first mentioned category included Iso Omena, Koskikeskus ja Myllypuro in Finland as well as Åkermyntan in Sweden and Magistral in Estonia.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

EUR million	31 December 2012
	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	526.4	1,995.7	2,522.1
Acquisitions	7.9	50.9	58.8
Investments	34.1	65.6	99.7
Disposals	—	-1.4	-1.4
Capitalized interest	1.1	0.7	1.8
Fair value gains on investment property	0.6	53.7	54.4
Fair value losses on investment property	-1.2	-29.6	-30.8
Exchange differences	0.5	26.3	26.8
Transfers between items	-373.7	356.5	-17.2
At period-end	195.7	2,518.5	2,714.2

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2012	31

EUR million	31 December 2011
	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	326.1	2,041.6	2,367.7
Acquisitions	—	139.9	139.9
Investments	23.5	48.9	72.4
Disposals	—	-16.6	-16.6
Capitalized interest	0.5	2.0	2.6
Fair value gains on investment property	20.3	19.5	39.8
Fair value losses on investment property	-0.2	-74.9	-75.1
Exchange differences	0.1	3.9	4.0
Transfers between items	156.0	-168.7	-12.7
At period-end	526.4	1,995.7	2,522.1

An external professional appraiser has conducted the valuation of the company’s investment properties with a net rental income based cash flow analysis. Market rents, occupancy rate, operating expenses and yield requirement form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement (%)		Weighted average market rents (€/sq.m.)
	31 December 2012	31 December 2011	31 December 2012	31 December 2011
Finland	6.2	6.3	25.9	24.4
Sweden	6.0	5.9	25.6	23.6
Baltic Countries and New Business	7.7	8.0	20.0	20.8
Average	6.3	6.4	25.1	23.8

7. Investment Properties Held for Sale

On 31 December 2012, the Investment Properties Held for Sale comprised one property and one plot located in Finland. These transactions are expected to be finalised during Q1 2013. On 31 December 2011, the Investment Properties Held for Sale included two properties, Floda and Landvetter in Sweden, which were sold in January and March 2012.

EUR million	31 December 2012	31 December 2011
At period-start	12.7	1.5
Disposals	-25.0	-1.5
Exchange differences	0.5	—
Transfers from investment properties	17.2	12.7
At period-end	5.4	12.7

8. Cash and Cash Equivalents

EUR million	31 December 2012	31 December 2011
Cash in hand and at bank	50.6	91.3
Short-term deposits	—	0.1
Other bank deposits	0.3	—
Total	51.0	91.3

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists of pledged cash accounts related to rental guarantees and redevelopment projects.

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2012	32

9. Derivative Financial Instruments

EUR million	31 December 2012		31 December 2011
	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate derivatives
Interest rate swaps
Maturity:
less than 1 year	—	—	30.0	-0.5
1-2 years	155.6	-6.0	28.2	-1.3
2-3 years	176.2	-9.0	152.5	-5.7
3-4 years	263.1	-19.9	173.9	-6.6
4-5 years	217.2	-20.2	257.1	-15.0
over 5 years	209.5	-20.6	363.8	-25.4

Subtotal	1,021.7	-75.6	1,005.4	-54.4

Foreign exchange derivatives
Forward agreements
Maturity:
less than 1 year	67.6	-0.7	20.8	0.3

Total	1,089.3	-76.3	1,026.3	-54.1

The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate risk of the interest bearing liabilities and foreign currency risk.

The fair values include foreign exchange rate loss of EUR 0.6 million (gain EUR 0.3 million) which is recognised in the statement of comprehensive income under net financial income and expenses.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 1,021.7 million (EUR 1,005.4 million). The change in fair values of these derivatives (net of taxes), EUR -14.1 million (EUR -26.8 million) is recognised under other comprehensive income, taking the tax effect into account.

10. Dividends and Return from the Invested Unrestricted Equity Fund

To the Annual General Meeting to be held on 21 March 2013, the Board of Directors of Citycon proposes a dividend of EUR 0.04 per share for the financial year 2012 (EUR 0.04 for the financial year 2011) and an equity return of EUR 0.11 per share from the invested unrestricted equity fund (EUR 0.11 for the financial year 2011). The proposal for dividends and equity return from the invested unrestricted equity fund has not been recognised in the consolidated financial statements on 31 December 2012.

11. Loans

During the last quarter of 2012 the refinancing of EUR 332 million debt originally due in August 2013 was successfully settled. On 4 September 2012 Citycon signed a long-term unsecured credit facility agreement of EUR 360 million to refinance the majority of bank loans due 2013. The refinanced debt of EUR 332.3 million was repaid and the new facility was drawn by EUR 202.3 million on the 30 November 2012.

During the period, repayments of interest-bearing debt amounting to EUR 374.1 million were made, including the repayment of refinanced debt EUR 332.3 million. Repayments of EUR 41.8 million repayments were made in line with previously disclosed repayment terms.

Other proceeds and repayments from/of long-term loans in the cash-flow statement arose from the use of revolving credit facilities and new term loans.

CITYCON OYJ | FINANCIAL RESULTS FOR 1 JANUARY - 31 DECEMBER 2012	33

12. Contingent Liabilities

EUR million	31 December 2012	31 December 2011
Mortgages on land and buildings	37.1	35.9
Bank guarantees	63.8	39.2
Capital commitments	296.1	20.4
VAT refund liabilities	73.4	60.7

On 31 December 2012, Citycon had capital commitments of EUR 296.1 million (EUR 20.4 million) relating mainly to an agreement signed on 19 December, 2012 concerning the acquisition of Kista Galleria and on-going (re)development projects.

13. Related Party Transactions

Citycon Group’s related parties comprise the parent company, subsidiaries, associated companies, minority companies, Board members, CEO, Corporate Management Committee members and Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 49.0 per cent on 31 December 2012 (31 December 2011: 48.0% ). During 2012 and 2011, Citycon had the following significant transactions with Gazit-Globe Ltd.:

Convertible capital loan

In August 2012 Citycon Oyj repurchased convertible capital bonds issued on 2 August 2006 from its main shareholder, Gazit-Globe Ltd. with face value of EUR 20 million. Based on the information Citycon has received, after the Citycon repurchases Gazit-Globe Ltd. did not hold any outstanding amount of the convertible capital loan on 31 December 2012. At the end of the corresponding period on 31 December 2011, based on the information Citycon has received, Gazit-Globe Ltd. held 58.9 per cent out of the outstanding amount of the convertible capital loan, i.e. EUR 40.1 million out of the carrying amount of the convertible capital loan then amounting to EUR 68.1 million.

Purchases of services

Citycon has paid expenses of EUR 0.0 million (EUR 0.3 million) to Gazit-Globe Ltd. and its subsidiaries and invoiced expenses of EUR 0.1 million (EUR 0.2 million) forward to Gazit-Globe Ltd. and its subsidiaries.

Rights issue 2012

In October 2012, the company issued 49 million new shares in a rights issue, raising approximately EUR 91 million in new equity. Gazit-Globe Ltd. subscribed 23.6 million shares in this rights issue.

14. Key Figures

	Q4/2012	Q4/2011	Change-%	2012	2011	Change-%
Operating profit, EUR million	37.6	10.7	252.7%	163.4	81.8	99.7%
% of turnover	60.6%	19.1%	217.9%	68.3%	37.7%	81.2%
Profit/loss before taxes, EUR million	20.5	-5.3	—	95.5	19.7	385.7%
Earnings per share (diluted), EUR 1)	0.06	0.06	4.6%	0.26	0.05	438.9%
Equity per share, EUR	3.11	3.25	-4.4%	3.11	3.25	-4.4%
Gearing,%	139.8	151.4	-7.7%	139.8	151.4	-7.7%
Net interest-bearing debt (fair value), EUR million	1,487.8	1,463.5	1.7%	1,487.8	1,463.5	1.7%
Personnel (at the end of the period)				129	136	-5.1%

1)	Earnings per share key figure have been calculated with the issue-adjusted number of shares resulting from the rights issue executed in October 2012.

The formulas for key figures can be found from the 2012 annual financial statements.

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15. Shareholders, Share Capital and Shares

At the end of December, Citycon had a total of 7,177 (4,276) registered shareholders, of which 13 were account managers of nominee-registered shares. Nominee-registered and other international shareholders held 250,8 million (230.4 million) shares, or 76.7 per cent (82.9%) of shares and voting rights in the company.

Rights issue

On 7 September 2012, the Board of Directors of the Citycon resolved, based on the authorisation of the Annual General Meeting on 21 March 2012, to issue a maximum of 49,032,002 new shares. The shares issued in the rights issue represented approximately 17.6 per cent of the total shares and voting rights in the Citycon before the offering and approximately 15.0 per cent of the total shares and voting rights in the company after the rights issue. The subscription period expired on 1 October 2012 and the new shares issued in the rights issue were registered with the Finnish Trade Register on 8 October 2012.

Flagging notices

The company did not receive any flagging notices during the period.

Information on shares and share capital

	2012	2011	Change-%
Share price, transactions, EUR
Low	2.12	2.02	5.0%
High	2.71	3.41	-20.5%
Average	2.43	2.77	-12.3%
Latest	2.57	2.31	11.3%
Market capitalisation at period-end, EUR million	840.1	641.7	30.9%

Share trading volume
Number of shares traded, million	82.0	97.5	-15.9%
Value of shares traded, EUR million	199.2	270.7	-26.4%

Share capital and shares
Share capital at period-start, EUR million	259.6	259.6	—
Share capital at period-end, EUR million	259.6	259.6	—

Number of shares at period-start, million	277.8	244.6	13.6%
Number of shares at period-end, million	326.9	277.8	—

During the period, there were no changes in the company’s share capital but the number of the company’s shares increased by 49,068,715 shares during the period. It was increased by 36,713 shares which were issued to the Group’s key employees as a part of the company’s long-term incentive plan in May. No new shares will be issued based on this plan. The number of shares was increased by 49,032,002 shares following the rights issue in September-October. The company has a single series of shares, with each share entitling to one vote at general meetings of shareholders. The shares have no nominal value.

Board authorisations and own shares

Pursuant to a share issue authorisation granted by the Annual General Meeting of 2012, the Board of Directors can decide on an issuance of a maximum of 50 million shares or conveyance of treasury shares. By virtue of this authorisation, the Board may also decide to issue stock options and other special rights. The Board exercised this authorisation in May when it dediced to issue incentive shares and in September when it decided on rights issue mentioned above. The authorisation will be valid until the next Annual General Meeting.

The Annual General Meeting of 2012 authorised the Board of Directors to decide on the acquisition of a maximum of 20 million of the company’s own shares. The authorisation will be valid until the next Annual General Meeting.

At period-end, the Board of Directors had no other authorisations.

During the reporting period, the company held no treasury shares.

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Stock options 2011

The Board of Directors of Citycon Oyj decided on 3 May 2011, by virtue of an authorisation granted by the Annual General Meeting held on 13 March 2007, to issue stock options to the key personnel of the company and its subsidiaries.

In order to ensure the equal treatment of shareholders and the stock option holders, the Board of Directors of Citycon Oyj decided on 7 September 2012 and 5 October 2012, due to the rights issue, to adjust the subscription ratio and the subscription price of the stock options in accordance with the terms and conditions of the stock options.

After the adjustments due to the rights issue, effective as of 8.10.2012, the maximum amount of stock options which could be distributed according to the authorisation to the Board of Directors was 6,890,000 (7,250,000) stock options on 31 December 2012. Due to the subscription ratio adjustment to 1.1765 (1.0), the stock options entitle their holders to subscribe for a maximum total of 8,106,085 (7,250,000) shares in the company.

The stock options are marked with the symbols 2011A(I), 2011A(II) and 2011A(III); 2011B(I), 2011B(II) and 2011B(III); 2011C(I), 2011C(II) and 2011C(III); and 2011D(I), 2011D(II) and 2011D(III).

By the end of the reporting period, a total of 6,505,000 stock options 2011 had been distributed comprising a total of 2,250,000 stock options divided into sub-categories 2011A–D(I), a total of 2,230,000 stock options divided into sub-categories 2011A–D(II) and a total of 2,025,000 stock options divided into sub-categories 2011A–D(III).

Share subscription price

The subscription prices of the shares to be subscribed for by exercising the 2011 stock options, adjusted due to the rights issue are as follows:

Option category	Subscription price
2011A–D(I)	2.9720	(3.17)
2011A–D(II)	3.0910	(3.31)
2011A–D(III)	2.5130	(2.63)

Each year, the per-share dividends and equity returns, differing from the company´s normal practice, may be deducted from the share subscription price.

Share subscription period

Share subscription periods of stock options 2011 are as follows:

Option category	2011A(I-III)	2011B(I-III)	2011C(I-III)	2011D(I-III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

The stock option plan 2011 is covered in more detail in the company’s Financial Statements 2012. The terms and conditions of stock options 2011 in their entirety are available on the corporate website at www.citycon.com/options.

Capital Convertible Bond

Due to the rights issue pursuant to the pre-emptive subscription right of shareholders, Citycon’s Board of Directors has also on 7 September 2012 and 5 October 2012 decided to adjust the conversion price of the convertible bonds from EUR 4.20 to EUR 4.05. After the new conversion price became effective, the total number of shares that can be subscribed for on the basis of the convertible bonds is 10,185,185 and the maximum increase of Citycon’s share capital as a consequence of such subscriptions is EUR 13,749,999.75.

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Financial Reporting Schedule and AGM 2013

Citycon’s Annual General Meeting will be held in Helsinki, Finland, on Thursday, 21 March 2013 starting at 3.00 p.m.

Citycon will issue three interim reports during the financial year 2013 in accordance with the following schedule:

•	January–March 2013 on Wednesday, 24 April 2013 at about 9.00 a.m.,

•	January–June 2013 on Wednesday, 10 July 2013 at about 9.00 a.m. and

•	January–September 2013 on Wednesday, 16 October 2013 at about 9.00 a.m.

For more investor information, please visit the corporate website at www.citycon.com.

For further information, please contact:

Marcel Kokkeel, CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.fi

Eero Sihvonen, Executive Vice President and CFO

Tel. +358 20 766 4459 or +358 50 557 9137

eero.sihvonen@citycon.fi

Distribution:

NASDAQ OMX Helsinki

Major media

www.citycon.com

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